As filed with the SEC on _________________.	Registration No. 333-XXXXXX

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM N-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

_________________

PRUCO LIFE OF NEW JERSEY

VARIABLE APPRECIABLE ACCOUNT

(Exact Name of Registrant)

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

(Name of Depositor)

213 Washington Street

Newark, New Jersey 07102-2992

(800) 778-2255

(Address and telephone number of principal executive offices)

_________________

Thomas C. Castano

Assistant Secretary

Pruco Life Insurance Company of New Jersey

213 Washington Street

Newark, New Jersey 07102-2992

(Name and address of agent for service)

Copy to:

Jeffrey C. Martin

Shea & Gardner

1800 Massachusetts Avenue, N.W.

Washington, D.C. 20036

_________________

Variable Universal Life Insurance Contracts -- Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective on such dates as the Commission, action pursuant to said Section 8(a), may determine.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant elects to be governed by Rules 6e-3(T) under the Investment Company Act of 1940 with respect to the Contract described in this Registration Statement.

PART A:

INFORMATION REQUIRED IN THE PROSPECTUS

PROSPECTUS
October 15, 2004

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

MPremierSM VUL

This prospectus describes individual flexible premium variable universal life insurance, MPremierSM VUL contracts (the “Contract” or “MPVUL”) offered by Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”, “us”, “we”, or “our”), a stock life insurance company. Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America.

The Funds

You may choose to invest your Contract’s premiums and its earnings in one or more of 31 available variable investment options managed by these leading asset managers:

> Prudential Investments, LLC
> M Funds, Inc.

For a complete list of the 31 available variable investment options, their investment objectives, and their investment advisers, see The Funds, page 12.

You may also choose to invest your Contract’s premiums and its earnings in the fixed rate option which pays a guaranteed interest rate. See The Fixed Rate Option, page 17.

Please Read this Prospectus. Please read this prospectus before purchasing an MPremierSM VUL variable universal life insurance contract and keep it for future reference. Current prospectuses for each of the underlying Funds accompany this prospectus. These prospectuses contain important information. Please read these prospectuses and keep them for reference.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate. It is a criminal offense to state otherwise.

The Contract may be purchased through registered representatives located in banks and other financial institutions. Investment in a variable life insurance policy is subject to risk, including the possible loss of your money. An investment in MPremierSM VUL is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

                                    Pruco Life Insurance Company of New Jersey
                                               213 Washington Street
                                           Newark, New Jersey 07102-2992
                                             Telephone: (800) 782-5356

                                                PROSPECTUS CONTENTS

SUMMARY OF CHARGES AND EXPENSES

Capitalized terms used in this prospectus are defined where first used or in the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS on page 43 of this prospectus.

Expenses other than Portfolio Expenses

The following tables describe the maximum fees and expenses that you could pay when buying, owning, and surrendering the Contract. Generally, our current fees and expenses are lower than the maximum fees and expenses reflected in the following tables. For more information about fees and expenses, see CHARGES AND EXPENSES, page 17.

The first table describes the maximum fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer amounts between investment options.

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                                               Transaction and Optional Rider Fees
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                   Charge                              When Charge is Deducted                        Amount Deducted
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Maximum Sales Charge on Premiums (Load)            Deducted from premium payments.                12% of premium payment.
--------------------------------------------- ------------------------------------------ ------------------------------------------
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Premium Based Administrative Charge                Deducted from premium payments.               7.5% of premium payment.
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Surrender fees(1)                               Upon lapse, surrender, or decrease in      30% of the Sales Load Target Premium
                                                       basic insurance amount.                   less premium for riders.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Transfer fees                                     Each transfer exceeding 12 in any                         $25
                                                           Contract year.
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Withdrawal fee                                            Upon withdrawal.               Lesser of $25 or 2% of withdrawal amount.
--------------------------------------------- ------------------------------------------ ------------------------------------------
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Insurance Amount Change fee                   Upon change in basic insurance amount or
                                                   supplemental insurance amount.                           $25
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Living Needs Benefit fee                                When benefit is paid.                              $150

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(1)     The percentage varies by age and reduces to zero at the end of the fifth year.

The second table describes the maximum Contract fees and expenses that you will pay periodically during the time you own the Contract, not including the Funds’ fees and expenses.

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                      Periodic Contract and Optional Rider Charges Other Than The Fund's Operating Expenses
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--------------------------------------------- ------------------------------------------ ------------------------------------------
                   Charge                              When Charge is Deducted                        Amount Deducted
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Cost of Insurance ("COI") for basic amount
of insurance and supplemental insurance
amount coverage.
                _____________
                                                               Monthly                    From $0.08 to $83.34 per $1,000 of net
   Minimum and Maximum Charges                                                                     amount at risk.(1)(2)
                _____________                                                                          _____________

   Initial COI for a representative                                                          $0.69 per $1,000 of net amount at
   Contract owner, male age 55 in the                                                                    risk.(3)
   preferred non-smoker underwriting class,
   no riders.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

                                                                                         Effective annual rate of 0.45% of assets
Mortality and Expense Risk fees                                 Daily                         in variable investment options.

--------------------------------------------- ------------------------------------------ ------------------------------------------
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Additional Mortality fees for risk                                                        From $0.10 to $2.08 per $1,000 of basic
associated with certain occupations,                           Monthly                             insurance amount.(4)
avocations, or aviation risks.
--------------------------------------------- ------------------------------------------ ------------------------------------------
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Net interest on loans(5)                                      Annually                             1% for standard loan.

                                                                                                 0.1% for preferred loan.

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Fee for basic insurance amount(6)

                _____________                                                              $20 plus range of $0.07 to $1.87 per
                                                                                             $1,000 of basic insurance amount.
        Minimum and Maximum Charges                            Monthly                                 _____________

                _____________                                                               $20 plus $0.77 per $1,000 of basic
                                                                                                     insurance amount.
   Basic insurance amount fee for a
   representative Contract owner, male age
   55 in the preferred non-smoker
   underwriting class.

--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for an increase to basic insurance
amount(6)                                                                                 $12 per increase segment plus range of
                 _____________                                                             0.07 to $1.87 per $1,000 of increase.
                                                                                                       _____________
         Minimum and Maximum Charges                           Monthly
                                                                                            $12 plus $0.77 per $1,000 of basic
                 _____________                                                                      insurance amount.

    Increase to basic insurance amount fee
    for a representative Contract owner,
    male age 55 in the preferred non-smoker
    underwriting class.

--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for the supplemental insurance amount
or an increase to the supplemental
insurance amount (6)
                _____________                                                                From $0.08 to $1.88 per $1,000 of
                                                               Monthly                       supplemental insurance amount.(1)
        Minimum and Maximum Charges                                                                    _____________

                _____________                                                               $0.78 per $1,000 of basic insurance
                                                                                                          amount.
   supplemental insurance amount fee for a
   representative Contract owner, male age
   55 in the preferred non-smoker
   underwriting class.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for Accidental Death Benefit Rider
                _____________
                                                                                             From $0.05 to $0.28 per $1,000 of
        Minimum and Maximum Charges                            Monthly                                 coverage.(1)
                _____________                                                                          _____________

   Accidental Death Benefit Rider fee for a                                                   $0.1218 per $1,000 of coverage.
   representative Contract owner, male age
   55 in the preferred non-smoker
   underwriting class.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for Children Level Term Rider                              Monthly                         $0.42 per $1,000 of coverage.

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Fee for Enhanced Disability Benefit Rider(6)
                _____________                                                             From 6.9% to 10% of the greater of: 9%
                                                                                            of the policy target premium or the
        Minimum and Maximum Charges                            Monthly                       total of monthly deductions. (1)
                _____________                                                                          _____________

   Enhanced Disability Benefit Rider fee                                                     8.6% of the greater of: 9% of the
   for a representative Contract owner,                                                    policy target premium or the total of
   male age 55 in the preferred non-smoker                                                          monthly deductions.
   underwriting class.
--------------------------------------------- ------------------------------------------ ------------------------------------------

(1)  The charge varies based on the individual  characteristics of the insured,  including such characteristics as: age, sex, and underwriting class.

(2)  For example, the highest COI rate is for an insured who is a male/female age 99.

(3)  You may obtain more  information  about the  particular  COI charges that apply to you by contacting  your
     Pruco Life of New Jersey representative.

(4)  Both the charge and the  duration  of the charge  will vary based on  individual  circumstances  including issue age, type of risk, and the frequency of exposure to the risk.

(5)  The maximum  loan rate  reflects  the net  difference  between a standard  loan with an  effective  annual interest  rate of 4% and an  effective  annual  interest  credit  equal to 3%.  Preferred  loans are charged a lower effective annual interest rate.  See Loans, page 34.

(6)  Duration of charge is limited.  See CHARGES AND EXPENSES, page 17.

Portfolio Expenses

This table shows the minimum and maximum total operating expenses charged by the Funds that you will pay periodically during the time you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each of the Funds.

---------------------------------------------------------------------------------------- -------------------- -------------------
                         Total Annual Fund Operating Expenses                                  Minimum             Maximum
                                                                                                              -------------------
                                                                                         -------------------- -------------------
(expenses that are deducted from the Fund's assets, including management fees, any
distribution [and/or service] (12b-1) fees, and other expenses, but not including               0.37%               2.56%
reductions for any fee waiver or other reimbursements.)
---------------------------------------------------------------------------------------- -------------------- -------------------

SUMMARY OF THE CONTRACT
AND CONTRACT BENEFITS

Brief Description of the Contract

MPremier VUL is a form of variable universal life insurance. A variable universal life insurance contract is a flexible form of life insurance. It has a death benefit and a Contract Fund, the value of which changes every day according to the investment performance of the investment options to which you have allocated your net premiums. You may invest net premiums in one or more of the 31 available variable investment options or in the fixed rate option. Although the value of your Contract Fund will increase if there is favorable investment performance in the variable investment options you select, investment returns in the variable investment options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. You bear the risk of any decrease. If you select the fixed rate option, Pruco Life of New Jersey credits your account with a declared rate of interest, but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 3%. The Contract is designed to be flexible to meet your specific life insurance needs. Within certain limits, the Contract will provide you with flexibility in determining the amount and timing of your premium payments. Some features described in this prospectus may not be available in some states.

Supplemental Insurance Amount

This Contract is issued with a supplemental insurance amount that could have a significant effect on the performance of your Contract. The supplemental insurance amount provides an additional insurance benefit on the life of the insured. You specify the amount of coverage you desire, in addition to the Contract’s basic insurance amount. The minimum supplemental insurance amount that you may request is $5,000 and the maximum is four times the Contract’s basic insurance amount payable. You may increase the supplemental insurance amount subject to a minimum increase amount of $50,000 and the underwriting requirements determined by Pruco Life of New Jersey. The supplemental insurance amount after the increase, cannot exceed four times the Contract’s basic insurance amount. You may also decrease your supplemental insurance amount after issue, subject to a minimum decrease amount of $10,000. The Accidental Death Benefit Rider does not apply to the portion of the death benefit that is attributable to the supplemental insurance amount. See Supplemental Insurance Amount, page 23.

Types of Death Benefit Available Under the Contract

There are three types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the death benefit generally is equal to the basic insurance amount plus the supplemental insurance amount. However, the Contract Fund (described below) may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Type B (variable) Contract, the death benefit is generally equal to the basic insurance amount plus the Contract Fund plus the supplemental insurance amount and will vary with investment experience. For Type A and Type B death benefits, as long as the Contract is in-force, the death benefit will never be less than the basic insurance amount shown in your Contract. If you choose a Contract with a Type C (return of premium) death benefit, the death benefit is generally equal to the basic insurance amount plus the total premiums paid into the Contract, less withdrawals, accumulated at an interest rate (between 0% and 8%; in &frac12;% increments) chosen by the Contract owner plus the supplemental insurance amount. The death benefit on a Type C Contract is limited to the basic insurance amount, the supplemental insurance amount, plus an amount equal to the: Type C Limiting Amount (the sum of the initial basic insurance amount plus the initial supplemental insurance amount) multiplied by the Type C Death Benefit Factor (both located in the Contract Limitations section of your Contract) plus the Contract Fund.

With any type of death benefit, the death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. Also, if you change a Type C death benefit to a Type A or Type B death benefit after issue, you will not be able to change back to a Type C death benefit. See Types of Death Benefit, page 29 and Changing the Type of Death Benefit, page 29.

Limited No-Lapse Guarantee

We agree to keep the Contract in-force for a specified period, regardless of the investment performance under your Contract, as long as your accumulated premiums (reduced to reflect withdrawals) are at least equal to the Limited No-Lapse Guarantee Values shown in your Contract. If you have an outstanding Contract loan the Limited No-Lapse Guarantee will not keep the Contract in-force. See Withdrawals, page 35, and Loans, page 34.

There are two separate guarantee periods, both associated with a corresponding level of premium payments. For example, payment of the Short-Term No-Lapse Guarantee Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first 10 Contract years, assuming no loans or withdrawals. If your Contract was issued with a Type A or Type B death benefit, and you are paying the Limited No-Lapse Guarantee Premium at the beginning of each Contract year, we will guarantee your Contract against lapse until the later of the insured’s age 80 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. See Limited No-Lapse Guarantee, page 30, and PREMIUMS, page 25.

Unless the Limited No-Lapse Guarantee is in effect, the Contract will go into default if the Contract Fund less any Contract debt and less any applicable surrender charges falls to zero or less. Your Pruco Life of New Jersey representative can tell you the premium amounts you will need to make to maintain these guarantees.

The Contract Fund

Your Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment options; (2) interest credited on any amounts allocated to the fixed rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, and the monthly deductions described under CHARGES AND EXPENSES, page 17.

Premium Payments

Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain in-force if the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. Paying insufficient premiums, poor investment results, or the taking of loans or withdrawals from the Contract will increase the possibility that the Contract will lapse. However, if the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4% (“Accumulated Net Payments”) are high enough and there is no Contract debt, Pruco Life of New Jersey guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. The length of time that the guarantee against lapse is available depends on your Contract’s death benefit type and the definition of life insurance test selected at issue. See PREMIUMS, page 25, Limited No-Lapse Guarantee, page 30 and LAPSE AND REINSTATEMENT, page 36.

If you pay more premium than permitted under section 7702A of the Internal Revenue Code, your Contract would be classified as a Modified Endowment Contract, which would affect the federal income tax treatment of loans and withdrawals. See Modified Endowment Contracts, page 38.

Allocation of Premiums

Before your premiums are allocated to your investment choices, we deduct a premium based administrative charge. We also deduct a charge for sales expenses. See CHARGES AND EXPENSES, page 17. The amount remaining after the deduction of these charges is called the net premium.

When you apply for the Contract, you tell us how to allocate your premiums. You may change the way in which subsequent premiums are allocated by giving written notice to a Service Office or by telephoning a Service Office, provided you are enrolled to use the Telephone Transfer System. See Allocation of Premiums, page 26.

Generally, your initial net premium is applied to your Contract as of the Contract date. If we do not receive your initial premium before the Contract date, we apply the initial premium to your Contract as of the end of the valuation period in which it is received in Good Order at a Service Office.

On the Contract date we deduct the charge for sales expenses and the premium based administrative charge from the initial premium and allocate the remainder of the initial premium (the “net premium”) to the Money Market investment option. We will also allocate the net premium attributable to any additional premium payment we receive before the end of the 10 day period following receipt of the Contract to the Money Market investment option as of the date we received the premium but not earlier than the Contract date. Ten days after you receive the Contract, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed rate option according to your most current allocation request.

Investment Choices

You may choose to invest your Contract’s premiums and its earnings in one or more of 31 available variable investment options. You may also invest in the fixed rate option. See The Funds, page 12, and The Fixed Rate Option, page 17. You may transfer money among your investment choices, subject to restrictions. See Transfers, page 26.

Pruco Life of New Jersey may add or remove variable investment options in the future.

Transfers Among Investment Options

You may, up to 12 times each Contract year, transfer amounts among the variable investment options or to the fixed rate option. Additional transfers may be made only with our consent. Currently, we allow you to make additional transfers. For the first 20 transfers in a calendar year, you may transfer amounts by proper written notice to a Service Office, or by telephone, provided you are enrolled to use the Telephone Transfer System.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in a form acceptable to us, bear an original signature in ink, and are sent to us by U.S. regular mail.

Multiple transfers that occur during the same day, but prior to the end of the valuation period for that day, will be counted as a single transfer.

There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year.

While you also may transfer amounts from the fixed rate option, certain restrictions may apply.

You may also transfer amounts from the variable investment option to the fixed rate option at anytime within 18 months from the Contract date, and within the later of 60 days from the effective date of a material change in the investment policy of a variable investment option and 60 days from the notice of that change, with no restriction. Such transfers do not count toward the twelve transfers allowed in each Contract year.

We reserve the right to prohibit transfer requests we determine to be disruptive to the investment option or to the disadvantage of other Contract owners.

Restrictions will be applied uniformly and will not be waived.

In addition, you may use our dollar cost averaging feature or our automatic rebalancing feature. For additional information, please see Transfers, page 26, Dollar Cost Averaging, page 27, and Auto-Rebalancing, page 28.

Increasing or Decreasing Insurance Amount

Subject to conditions determined by Pruco Life of New Jersey, after the issue of the Contract and after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount and/or the supplemental insurance amount of the Contract. When you do this, you create an additional coverage segment. Each coverage segment will be subject to its own monthly deductions and surrender charge and will have its own surrender charge period beginning on that segment’s effective date. Surrender charges do not apply to the supplemental insurance amount. See Increases in Insurance Amount, page 32, and Surrender Charges, page 20.

Subject to certain limitations, you also have the option of decreasing the basic insurance amount and/or the supplemental insurance amount of your Contract after the issue of the Contract. You may increase your supplemental insurance amount coverage to an amount of up to four times the Contract’s basic insurance amount. See Decreases in Insurance Amount, page 33.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each basic insurance amount coverage segment based on the proportion of the basic insurance amount coverage segment amount to the total of all basic insurance amount coverage segment amounts in effect just before the change. A decrease in basic insurance amount may result in a surrender charge. See Surrender Charges, page 20. If there is more than one supplemental insurance amount coverage segment we will decrease the most recent supplemental insurance amount coverage segment first. We may decline a decrease in the basic insurance amount and/or the supplemental insurance amount if we determine it would cause the Contract to fail to qualify as “life insurance” for purposes of Section 7702 of the Internal Revenue Code. In addition, if the basic insurance amount and/or the supplemental insurance amount is decreased, or a significant premium is paid in conjunction with an increase, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 37. We may decline a decrease in the basic insurance amount if the Contract fund value is less than any applicable partial surrender charges. Furthermore, a decrease will not take effect if the insured is not living on the effective date.

No administrative processing charge is currently being made in connection with either an increase or a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 17.

Access to Contract Values

A Contract may be surrendered for its cash surrender value (the Contract Fund minus any Contract debt and minus any applicable surrender charge) while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets Pruco Life of New Jersey’s needs, to a Service Office. The cash surrender value of a Contract will be determined as of the end of the valuation period in which such a request is received in a Service Office. Surrender of a Contract may have tax consequences. See Surrender of a Contract, page 34, and Tax Treatment of Contract Benefits, page 37.

Under certain circumstances, you may withdraw a part of the Contract’s cash surrender value without surrendering the Contract. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. Withdrawal of the cash surrender value may have tax consequences. See Withdrawals, page 35, and Tax Treatment of Contract Benefits, page 37.

Contract Loans

You may borrow money from us using your Contract as security for the loan, provided the Contract is not in default. The maximum loan amount is equal to the sum of (1) 99% of the portion of the cash value attributable to the variable investment options, and (2) the balance of the cash value, provided the Contract is not in default. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. There is no minimum loan amount for Contracts issued in New York. See Loans, page 34.

Canceling the Contract (“Free-Look”)

Generally, you may return the Contract for a refund within 10 days (60 days for certain circumstances) after you receive it. In general, you will receive a refund of all premium payments made. A Contract returned according to this provision shall be deemed void from the beginning.

SUMMARY OF CONTRACT RISKS

Contract Values are not Guaranteed

Your benefits (including life insurance) are not guaranteed, but may be entirely dependent on the investment performance of the variable investment options you select. The value of your Contract Fund rises and falls with the performance of the investment options you choose and the charges that we deduct. Poor investment performance could cause your Contract to lapse and you could lose your insurance coverage. However, payment of the Death Benefit may be guaranteed under the Limited No-Lapse Guarantee feature. See Limited No-Lapse Guarantee, Page 5.

The variable investment options you choose may not perform to your expectations. Investing in the Contract involves risks including the possible loss of your entire investment. Only the fixed rate option provides a guaranteed rate of return. For more detail, please see Risks Associated with the Variable Investment Options, page 11 and The Fixed Rate Option, page 17.

Increase in Charges

In several instances we will use the terms “maximum charge” and “current charge.” The “maximum charge,” in each instance, is the highest charge that Pruco Life of New Jersey is entitled to make under the Contract. The “current charge” is the amount that Pruco Life of New Jersey is now charging, which may be lower. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Contract Lapse

Each month we determine the value of your Contract Fund. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the Limited No-Lapse Guarantee. See Limited No-Lapse Guarantee, page 30. Your Contract will also be in default if at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges. Should this happen, we will notify you of the payment to prevent your Contract from terminating. See Loans, page 34. Your payment must be received at a Service Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. See LAPSE AND REINSTATEMENT, page 36. If you have an outstanding loan when your Contract lapses, you may have taxable income as a result. See Tax Treatment of Contract Benefits — Pre-Death Distributions, page 37.

Risks of Using the Contract as a Short-Term Savings Vehicle

Because the Contract provides for an accumulation of a Contract Fund as well as a death benefit, you may wish to use it for various financial planning purposes. Purchasing the Contract for such purposes may involve certain risks.

For example, a life insurance policy could play an important role in helping you to meet the future costs of a child’s education. The Contract’s death benefit could be used to provide for education costs should something happen to you, and its investment features could help you accumulate savings. However, if the variable investment options you choose perform poorly, if you do not pay sufficient premiums, or if you access the values in your Contract through withdrawals or Contract loans, your Contract may lapse or you may not accumulate the funds you need.

The Contract is designed to provide benefits on a long-term basis. Consequently, you should not purchase the Contract as a short-term investment or savings vehicle. Because of the long-term nature of the Contract, you should consider whether purchasing the Contract is consistent with the purpose for which it is being considered.

Risks of Taking Withdrawals

If your Contract meets certain requirements, you may make withdrawals from your Contract’s cash surrender value while the Contract is in-force. The amount withdrawn must be at least $500. The withdrawal amount is limited by the requirement that the net cash value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the Contract Fund deductions for two monthly dates following the date of withdrawal. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 37.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount and/or the supplemental insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount, and if the death benefit was increased to meet the definition of life insurance, a reduction in the supplemental insurance amount may be required. A surrender charge may be deducted when any withdrawal causes a reduction in the basic insurance amount. See CHARGES AND EXPENSES, page 17. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount or a supplemental insurance amount of less than the minimum supplemental insurance amount. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 25. It is important to note, however, that if the basic insurance amount and/or the supplemental insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Accessing the values in your Contract through withdrawals may significantly affect current and future Contract values or death benefit proceeds and may increase the chance that your Contract will lapse. Before making any withdrawal that causes a decrease in basic insurance amount and /or the supplemental insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative. See Withdrawals, page 35, and Tax Treatment of Contract Benefits, page 37.

Limitations on Transfers

All or a portion of the amount credited to a variable investment option may be transferred. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year.

You may, up to 12 times each Contract year, transfer amounts among the variable investment options or to the fixed rate option. Additional transfers may be made only with our consent. Currently, we allow you to make additional transfers. For the first 20 transfers in a calendar year, you may transfer amounts by proper written notice to a Service Office, or by telephone, provided you are enrolled to use the Telephone Transfer System. We use reasonable procedures to confirm that instructions given by telephone are genuine. However, we are not liable for following telephone instructions that we reasonably believe to be genuine. In addition, we cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in a form acceptable to us, bear an original signature in ink, and are sent to us by U.S. regular mail. After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax, or electronic means will be rejected, even in the event that it is inadvertently processed.

Currently, certain transfers effected systematically under either a dollar cost averaging or an automatic rebalancing program described in this prospectus do not count towards the limit of 20 transfers. In the future, we may count such transfers towards the limit.

Multiple transfers that occur during the same day, but prior to the end of the valuation period for that day, will be counted as a single transfer.

Generally, only one transfer from the fixed rate option is permitted during each Contract year. The maximum amount you may transfer out of the fixed rate option each year is the greater of: (a) 25% of the amount in the fixed rate option; and (b) $2,000.

You may also transfer amounts from the variable investment option to the fixed rate option at anytime within 18 months from the Contract date, and within the later of 60 days from the effective date of a material change in the investment policy of a variable investment option and 60 days from the notice of that change, with no restriction. Such transfers do not count toward the twelve transfers allowed in each Contract year.

We may modify your right to make transfers by restricting the number, timing and amount of transfers we find to be disruptive to the investment option or to the disadvantage of other Contract owners. We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract owner.

Restrictions will be applied uniformly and will not be waived. See Transfers, page 26.

Limitations and Charges on Surrender of the Contract

You may surrender your Contract at any time. We deduct a surrender charge from the surrender proceeds. In addition, the surrender of your Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 37.

A Contract may be surrendered for its cash surrender value while the insured is living. We will assess a surrender charge if, during the first five Contract years (or during the first five years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge varies by issue age. It is calculated as described in Surrender Charges, page 20. While the amount of the surrender charge decreases over time, it may be a substantial portion or even equal to your Contract Fund.

Risks of Taking a Contract Loan

Accessing the values in your Contract through Contract loans may significantly affect current and future Contract values or death benefit proceeds and may increase the chance that your Contract will lapse. Your Contract will be in default if, at any time, the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges. If the Contract lapses or is surrendered, the amount of unpaid Contract debt will be treated as a distribution and will be immediately taxable to the extent of the gain in the Contract. In addition, if your Contract is a Modified Endowment Contract for tax purposes, taking a Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 37.

Tax Consequences of Buying this Contract

Your Contract is structured to meet the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. Under the Cash Value Accumulation Test, there is a minimum death benefit to cash value ratio. Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum death benefit to cash value ratio. Consequently, we reserve the right to refuse to accept a premium payment that would, in our opinion, cause this Contract to fail to qualify as life insurance. We also have the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes — which will be applied uniformly to all Contract owners after advance written notice — that we deem necessary to insure that the Contract will qualify as life insurance.

Current federal tax law generally excludes all death benefits from the gross income of the beneficiary of a life insurance policy. However, your death benefit could be subject to estate tax. In addition, you generally are not subject to taxation on any increase in the Contract value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total premiums paid. Amounts received upon surrender or withdrawal (including any outstanding Contract loans), in excess of premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies that meet the federal definition of a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the basic insurance amount and/or the supplemental insurance amount is made (or a rider removed). The addition of a rider or an increase in the basic insurance amount and/or the supplemental insurance amount may also cause the Contract to be classified as a Modified Endowment Contract if a significant premium is paid in conjunction with an increase or the addition of a rider. We will notify you if a premium or a reduction in basic insurance amount and/or the supplemental insurance amount would cause the Contract to become a Modified Endowment Contract, and advise you of your options.

Under current tax law, death benefit payments under Modified Endowment Contracts, like death benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. However, amounts you receive under the Contract before the insured’s death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules. See Tax Treatment of Contract Benefits, page 37.

Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

Replacement of the Contract

The replacement of life insurance is generally not in your best interest. In most cases, if you require additional coverage, the benefits of your existing Contract can be protected by purchasing additional insurance or a supplemental Contract. If you are considering replacing a Contract, you should compare the benefits and costs of supplementing your existing Contract with the benefits and costs of purchasing the Contract described in this prospectus and you should consult with a tax adviser.

SUMMARY OF RISKS ASSOCIATED WITH

THE VARIABLE INVESTMENT OPTIONS

You may choose to invest your Contract’s premiums and its earnings in one or more of 31 available variable investment options. You may also invest in the fixed rate option. The fixed rate option is the only investment option that offers a guaranteed rate of return. See The Funds, page 12, and The Fixed Rate Option, page 17.

Risks Associated with the Variable Investment Options

The separate account invests in the shares of one or more open-end management investment companies registered under the Investment Company Act of 1940. Each variable investment option has its own investment objective and associated risks, which are described in the accompanying Fund prospectuses. The income, gains, and losses of one variable investment option have no effect on the investment performance of any other.

We do not promise that the variable investment options will meet their investment objectives. Amounts you allocate to the variable investment options may grow in value, decline in value or grow less than you expect, depending on the investment performance of the variable investment options you choose. You bear the investment risk that the variable investment options may not meet their investment objectives. Although the Series Fund Money Market Portfolio is designed to be a stable investment option, it is possible to lose money in that Portfolio. For example, when prevailing short-term interest rates are very low, the yield on the Money Market Portfolio may be so low that, when separate account and Contract charges are deducted, you experience a negative return. See The Funds, page 12.

Learn More about the Variable Investment Options

Before allocating amounts to the variable investment options, you should read the current Fund prospectuses for detailed information concerning their investment objectives, strategies, and investment risks.

GENERAL DESCRIPTIONS OF THE REGISTRANT, DEPOSITOR, AND PORTFOLIO COMPANIES

Pruco Life Insurance Company of New Jersey

Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”, “us”, “we”, or “our”) is a stock life insurance company, organized in 1982 under the laws of the state of New Jersey. It is licensed to sell life insurance and annuities only in the states of New Jersey and New York. Pruco Life of New Jersey’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

The Pruco Life of New Jersey Variable Appreciable Account

We have established a separate account, the Pruco Life of New Jersey Variable Appreciable Account (the “Account”) to hold the assets that are associated with the Contracts. The Account was established on January 13, 1984 under New Jersey law and is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (“1940 Act”) as a unit investment trust, which is a type of investment company. The Account meets the definition of a “separate account” under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life of New Jersey’s other assets.

Pruco Life of New Jersey is the legal owner of the assets in the Account. Pruco Life of New Jersey will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Contracts. In addition to these assets, the Account’s assets may include funds contributed by Pruco Life of New Jersey to commence operation of the Account and may include accumulations of the charges we make against the Account. From time to time these additional assets will be transferred to Pruco Life of New Jersey’s general account. Pruco Life of New Jersey will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

Income, gains and losses credited to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of Pruco Life of New Jersey’s other assets. The assets of the Account may not be charged with liabilities that arise from any other business Pruco Life of New Jersey conducts.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life of New Jersey.

Currently, you may invest in one or a combination of 31 available variable investment options. When you choose a variable investment option, we purchase shares of a mutual fund or a separate investment series of a mutual fund which are held as an investment for that option. We hold these shares in the subaccount of the Account. We may remove or add additional variable investment options in the future. The Account’s financial statements are available in the Statement of Additional Information to this prospectus.

The Funds

Each of these Funds is detailed in separate prospectuses that are provided with this prospectus. You should read the Fund prospectuses before you decide to allocate assets to the variable investment options using that Fund. There is no assurance that the investment objectives of the variable investment options will be met.

Listed below are the mutual funds (the “Funds”) in which the account invests, their investment objectives, and investment advisers.

The Prudential Series Fund, Inc. (the “Series Fund”):

o    Diversified  Bond Portfolio:  The investment  objective is a high level of income over a longer term while providing  reasonable  safety of  capital.  The  Portfolio  normally  invests  at least 80% of its  investable assets in higher grade debt  obligations and high quality money market  investments.  The Portfolio may invest up to 20% of its total assets in debt  securities  issued outside the U.S., by U.S. or foreign issuers whether or not such securities are denominated in the U.S. dollar.

o    Equity  Portfolio:  The  investment  objective  is long-term  growth of capital.  The  Portfolio  normally invests at least 80% of its investable  assets in common stocks of major  established  corporations as well as smaller  companies that we believe offer  attractive  prospects of  appreciation.  The Portfolio may invest up to 30% of its total assets in foreign securities.

o    Global  Portfolio:  The  investment  objective  is  long-term  growth of capital.  The  Portfolio  invests primarily in common stocks (and their equivalents) of foreign and U.S. companies.

o    High Yield Bond  Portfolio:  The  investment  objective is a high total  return.  The  Portfolio  normally invests at least 80% of its  investable  assets in high  yield/high  risk debt  securities.  The Portfolio may invest up to 20% of its total assets in foreign debt obligations.

o    Jennison  Portfolio:  The  investment  objective is long-term  growth of capital.  The  Portfolio  invests primarily in equity securities of major,  established  corporations that we believe offer above-average growth prospects.  The Portfolio may invest up to 30% of its total assets in foreign securities.

o    Money  Market  Portfolio:  The  investment  objective  is  maximum  current  income  consistent  with  the stability of capital and the  maintenance  of  liquidity.  The  Portfolio  invests in high quality  short-term money market  instruments  issued by the U.S.  Government  or its  agencies,  as well as by  corporations  and banks, both domestic and foreign.

o    Stock Index Portfolio:  The investment  objective is investment  results that generally  correspond to the performance  of  publicly-traded  common  stocks.  The Portfolio  attempts to duplicate the price and yield of the Standard & Poor's 500  Composite  Stock Price Index (the "S&P 500 Index") by investing at least 80% of its investable assets in S&P 500 stocks.

o    SP Aggressive Growth Asset Allocation  Portfolio:  The investment objective is capital  appreciation.  The
     Portfolio invests primarily in domestic equity portfolios and international equity portfolios.

o    SP AIM  Aggressive  Growth  Portfolio:  The  investment  objective  is  long-term  growth of capital.  The
     Portfolio  invests  primarily in the common stocks of companies  whose earnings the portfolio  managers expect to grow  more  than  15% per  year.  The  Portfolio  may  invest  up to 25% of its  total  assets  in  foreign securities and may invest up to 15% of its total assets in real estate investment trusts (REITS).

o    SP AIM Core Equity  Portfolio:  The investment  objective is growth of capital.  The Portfolio  invests at least 80% of its  investable  assets in equity  securities,  including  convertible  securities of established companies  that have  long-term  above-average  growth in earnings,  and growth  companies  that the Portfolio managers  believe have the  potential  for  above-average  growth in earnings.  The Portfolio may invest up to
     20% of its total assets in foreign securities.

o    SP Alliance Large Cap Growth  Portfolio:  The  investment  objective is long-term  growth of capital.  The
     Portfolio  invests  at least 80% of its  investable  assets in stocks of  companies  considered  to have large capitalizations.  The Portfolio may invest up to 15% of its total assets in foreign securities.

o    SP  Balanced  Asset  Allocation  Portfolio:  The  investment  objective  is to  provide a balance  between current income and growth of capital.  The Portfolio  invests primarily in domestic equity  portfolios,  fixed income portfolios, and international equity portfolios.

o    SP Conservative  Asset Allocation  Portfolio:  The investment  objective is to provide current income with low to moderate capital  appreciation.  The Portfolio invests primarily in domestic equity  portfolios,  fixed income portfolios, and international equity portfolios.

o    SP Davis  Value  Portfolio:  The  investment  objective  is  growth  of  capital.  The  Portfolio  invests primarily in common stock of U.S. companies with market capitalizations of at least $5 billion.

o    SP Deutsche  International Equity Portfolio:  The investment objective is long-term capital  appreciation.
     The  Portfolio  normally  invests  at least 80% of its  investable  assets  in the  stocks  and  other  equity securities of companies in developed countries outside the United States.

o    SP Goldman Sachs Small Cap Value  Portfolio  (formerly SP Small/Mid Cap Value  Portfolio):  The investment objective  is long-term  growth of capital.  The  Portfolio  normally  invests at least 80% of its  investable assets in small capitalization companies with a capitalization of $4 billion or less.

o    SP Growth Asset  Allocation  Portfolio:  The  investment  objective  is  long-term  growth of capital with consideration  also given to current income.  The Portfolio invests  primarily in domestic equity  portfolios, fixed income portfolios, and international equity portfolios.

o    SP Large Cap Value  Portfolio:  The  investment  objective is long-term  growth of capital.  The Portfolio normally  invests at least 80% of its  investable  assets in common  stocks and  securities  convertible  into common stock of companies with a total market capitalization of $5 billion or more.

o    SP MFS Capital Opportunities  Portfolio:  The investment objective is capital appreciation.  The Portfolio normally  invests at least 65% of its net assets in common  stocks and related  securities,  such as preferred stocks,  convertible  securities,  and depositary  receipts for those securities.  The Portfolio may invest in foreign securities, including emerging market securities.

o    SP Mid Cap Growth  Portfolio:  The  investment  objective is long-term  growth of capital.  The  Portfolio normally  invests at least 80% of its  investable  assets in common  stocks and  related  securities,  such as preferred  stocks,  convertible  securities,  and depositary  receipts for those  securities of companies with medium  market  capitalizations  equaling or exceeding  $250 million,  but not exceeding the Russell  MidcapTM
     Growth Index range at the time of investment.

o    SP PIMCO  High Yield  Portfolio:  The  investment  objective  is maximum  total  return,  consistent  with preservation of capital and prudent  investment  management.  The Portfolio  normally  invests at least 80% of its investable  assets in a diversified  portfolio of high yield/high risk securities  rated below  investment grade,  but rated at least CCC by Moody's  Investor  Service,  Inc. or Standard & Poor's Ratings Group, or, if
     unrated,  determined by Pacific  Investment  Management  Company  ("PIMCO") to be of comparable  quality.  The
     Portfolio may invest up to 15% of its assets in non - U.S. denominated securities.

o    SP PIMCO Total Return  Portfolio:  The  investment  objective is maximum  total  return,  consistent  with preservation of capital and prudent  investment  management.  The Portfolio  normally  invests at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

o    SP  Prudential  U.S.   Emerging  Growth   Portfolio:   The  investment   objective  is  long-term  capital
     appreciation.  The Portfolio  normally invests at least 80% of its investable  assets in equity  securities of small and medium sized U.S. companies that the adviser believes have the potential for above-average growth.

o    SP  State  Street  Research  Small  Cap  Growth  Portfolio  (formerly  SP  INVESCO  Small  Company  Growth
     Portfolio):  The investment objective is long-term capital growth. The Portfolio normally invests at least 80%
     of its  investable  assets in common  stocks of  small-capitalization  companies  - those  which  have  market capitalizations no larger than the largest  capitalized  company included in the Russell 2000 Index during the most recent 11- month period.

o    SP  Strategic  Partners  Focused  Growth  Portfolio:  The  investment  objective  is  long-term  growth of capital.  The  Portfolio  normally  invests at least 65% of its total assets in  equity-related  securities of
     U.S. companies that the adviser believes to have strong capital appreciation potential.

o    SP Technology  Portfolio (formerly SP Alliance Technology  Portfolio):  The investment objective is growth of capital.  The Portfolio  normally invests at least 80% of its investable  assets in securities of companies that use technology  extensively in the  development of new or improved  products or processes.  The Portfolio may invest up to 25% of its total assets in foreign securities.

o    SP William Blair  International  Growth Portfolio (formerly SP Jennison  International  Growth Portfolio):
     The investment  objective is long-term growth of capital.  The Portfolio  normally invests at least 65% of its total  assets  in the  common  stock of  foreign  companies  operating  or based  in at least  five  different countries.

Prudential Investments LLC (“PI”), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the overall investment adviser for the Series Fund. PI will furnish investment advisory services in connection with the management of the Series Fund portfolios under a “manager-of-managers” approach. Under this structure, PI is authorized to select (with approval of the Series Fund’s independent directors) one or more subadvisers to handle the actual day-to-day investment management of each Portfolio. PI is located at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077.

Jennison Associates LLC (“Jennison”), an indirect, wholly-owned subsidiary of Prudential Financial, Inc., serves as the subadviser for the Global Portfolio, the Jennison Portfolio, and the SP Prudential U.S. Emerging Growth Portfolio. Jennison serves as a subadviser for a portion of the assets of the Equity Portfolio and the SP Strategic Partners Focused Growth Portfolio. Jennison is located at 466 Lexington Avenue, New York, New York 10017.

Prudential Investment Management, Inc. (“PIM”), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the subadviser for the Diversified Bond Portfolio, the High Yield Bond Portfolio, the Money Market Portfolio, and the Stock Index Portfolio. PIM is located at Gateway Center Two, 100 Mulberry Street, Newark, New Jersey 07102.

A I M Capital Management, Inc. (“A I M Capital”) serves as the subadviser for the SP AIM Aggressive Growth Portfolio and the SP AIM Core Equity Portfolio. A I M Capital is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

Alliance Capital Management, L.P. (“Alliance”) serves as the subadviser for the SP Alliance Large Cap Growth Portfolio and a portion of the SP Strategic Partners Focused Growth Portfolio. Alliance is located at 1345 Avenue of the Americas, New York, New York 10105.

Calamos Asset Management, Inc. (“Calamos”) serves as the subadviser for the SP Mid Cap Growth Portfolio. Calamos, a registered investment advisor, is a wholly-owned subsidiary of Calamos Holdings, Inc. Calamos is located at 1111 E. Warrenville Road, Naperville, Illinois 60563-1463.

Davis Advisors (“Davis”) serves as the subadviser for the SP Davis Value Portfolio. Davis is located at 2429 East Elvira Road, Suite 101, Tucson, Arizona 85706.

Deutsche Asset Management Investment Services Limited (“DeAMIS”) serves as the subadviser for the SP Deutsche International Equity Portfolio. DeAMIS is a wholly-owned subsidiary of Deutsche Bank AG. DeAMIS is located at One Applod Street, London, United Kingdom.

The Dreyfus Corporation (“Dreyfus”) serves as the subadviser to the SP Technology Portfolio. Dreyfus is an indirect, wholly-owned subsidiary of Mellon Financial Corporation. Dreyfus is located at 200 Park Avenue, New York, New York 10166.

GE Asset Management Incorporated (“GEAM”) serves as the subadviser for a portion of the assets of the Equity Portfolio. GEAM’s ultimate parent is General Electric Company. GEAM is located at 3003 Summer Street, Stamford, Connecticut 06904.

Goldman Sachs Asset Management, L.P. (“GSAM”) serves as the subadviser for the SP Goldman Sachs Small Cap Value Portfolio. GSAM is a unit of the Investment Management Division of Goldman, Sachs & Co. (“Goldman Sachs”). GSAM is located at 32 Old Slip, 23rd Floor, New York, New York 10005.

Hotchkis and Wiley Capital Management LLC (“Hotchkis and Wiley”) serves as the subadviser for approximately 50% of the assets of the SP Large Cap Value Portfolio. Hotchkis and Wiley is a registered investment adviser. Hotchkis and Wiley is located at 725 South Figueroa Street, Suite 3900, Los Angeles, California 90017-5439.

J.P.     Morgan Investment Management, Inc. (“J.P. Morgan”) serves as the subadviser for approximately 50% of the assets of the SP Large Cap Value Portfolio. J.P. Morgan is an indirect, wholly-owned subsidiary of J.P. Morgan Chase & Co., a publicly held bank holding company and global financial services firm. J.P. Morgan is located at 522 Fifth Avenue, New York, NY 10036.

Massachusetts Financial Services Company (“MFS”) serves as the subadviser for the SP MFS Capital Opportunities Portfolio. MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect wholly-owned subsidiary of Sun Life Financial Services of Canada, Inc. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

Pacific Investment Management Company LLC (“PIMCO”) serves as the subadviser for the SP PIMCO High Yield Portfolio and the SP PIMCO Total Return Portfolio. PIMCO is a subsidiary of Allianz Dresdner Asset Management of America L.P., formerly PIMCO Advisors L.P. PIMCO is located at 840 Newport Center Drive, Newport Beach, California 92660.

Salomon Brothers Asset Management, Inc. (“SaBAM”) serves as the subadviser for a portion of the assets of the Equity Portfolio. SaBAM is a wholly-owned subsidiary of Citigroup, Inc. SaBAM is located at 399 Park Avenue, New York, New York 10022.

State Street Research and Management Company (“State Street”) serves as the subadviser for the SP State Street Research Small Cap Growth Portfolio. State Street is located at One Financial Center, Boston, Massachusetts 02111.

William Blair & Company LLC (“William Blair”) serves as the subadviser for SP William Blair International Equity Portfolio. William Blair is located at 222 West Adams Street, Chicago, Illinois 60606.

The SP Aggressive Growth Asset Allocation Portfolio, the SP Balanced Asset Allocation Portfolio, the SP Conservative Asset Allocation Portfolio, and the SP Growth Asset Allocation Portfolio, each invests only in shares of other underlying Fund portfolios, which are managed by the subadvisers of those portfolios.

As an investment adviser, PI charges the Series Fund a daily investment management fee as compensation for its services. PI pays each subadviser out of the fee that PI receives from the Series Fund.

M Fund, Inc.:

o    Brandes  International Equity Fund: The investment objective is long term capital  appreciation.  The fund invests  primarily in equity  securities of foreign  issuers,  including  common stocks,  preferred  stock and securities  that are convertible  into common stocks.  The fund focuses on stocks with  capitalizations  of $1 billion or more. The fund also may invest in emerging  market  securities.  The fund's  sub-adviser is Brandes
     Investment Partners, LLC.

o    Business  Opportunity  Value Fund: The investment  objective is long-term capital  appreciation.  The fund invests primarily in equity securities of U.S. issuers in the  large-to-medium  capitalization  segment of the
     U.S. stock market. The fund's sub-adviser is Iridian Asset Management LLC.

o    Frontier  Capital   Appreciation   Fund:  The  investment   objective  is  to  seek  the  maximum  capital
     appreciation.  The fund invests  primarily in the common stocks of U.S.  companies of all sizes, with emphasis on stock  companies with  capitalizations  that are consistent  with the  capitalizations  of those  companies found in the Russell 2500 Stock Index. The fund's sub-adviser is Frontier Capital Management Company, LLC.

o    Turner Core Growth Fund:  The investment  objective is long-term  capital  appreciation.  The fund invests primarily in the common stocks of U.S.  companies that the  sub-advisor  believes have strong  earnings growth
     potential.   The fund's sub-adviser is Turner Investment Partners, Inc.

M Financial Investment Advisers, Inc. (“MFIA”) is the investment adviser of the M Fund, Inc. MFIA’s business address is M Financial Plaza, Suite 900, 1125 NW Couch Street, Portland, Oregon 97209.

The investment advisers or subadviser for the Funds charge a daily investment management fee as compensation for their services. These fees are more fully described in the prospectus for each Fund.

In the future, it may become disadvantageous for separate accounts of variable life insurance and variable annuity contracts to invest in the same underlying Funds. Neither the companies that invest in the Funds nor the Funds currently foresee any such disadvantage. The Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:

(1)   changes in state insurance law;
(2)   changes in federal income tax law;
(3)   changes in the investment management of any variable investment option; or
(4)   differences  between voting  instructions  given by variable life insurance and variable  annuity contract owners.

A fund or portfolio may have a similar name, investment objective, or investment policy resembling those of a mutual fund managed by the same investment adviser or subadviser that is sold directly to the public. Despite such similarities, there can be no assurance that the investment performance of any such fund or portfolio will resemble that of the publicly available mutual fund.

The Funds or an affiliate of the Funds may compensate Pruco Life of New Jersey based upon an annual percentage of the average assets held in the Fund by Pruco Life of New Jersey under the Contracts. These percentages may vary by Fund and/or Portfolio, and reflect administrative and other services we provide. With regard to its variable life insurance Contracts, generally Pruco Life of New Jersey receives annual fees that range from 0.05% to 0.40% for providing such services.

Voting Rights

Pruco Life of New Jersey is the legal owner of the shares associated with the variable investment options. However, we vote the shares according to voting instructions we receive from Contract owners. We will mail you a proxy, which is a form you need to complete and return to us, that tells us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We vote shares for which we do not receive instructions, and any shares that we own in our own right, in the same proportion as the shares for which instructions are received. We may change the way your voting instructions are calculated if it is required by federal or state regulation. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life to vote shares of the Funds in its own right, it may elect to do so.

We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more variable investment options or to approve or disapprove an investment advisory contract for the Fund. In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the variable investment options, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations. If we disregard Contract owner voting instructions, we will advise Contract owners of our action and the reasons for such action in the next available annual or semi-annual report.

Substitution of Variable Investment Options

We may substitute one or more of the variable investment options. We may also cease to allow investments in any existing variable investment options. We do this only if events such as investment policy changes or tax law changes make a variable investment option unsuitable. We would not do this without the approval of the Securities and Exchange Commission and necessary state insurance department approvals. You will be given specific notice in advance of any substitution we intend to make.

The Fixed Rate Option

You may choose to invest, initially or by transfer, all or part of your Contract Fund to the fixed rate option. This amount becomes part of Pruco Life of New Jersey ‘s general account. The general account consists of all assets owned by Pruco Life of New Jersey other than those in the Account and in other separate accounts that have been or may be established by Pruco Life of New Jersey. Subject to applicable law, Pruco Life of New Jersey has sole discretion over the investment of the general account assets, and Contract owners do not share in the investment experience of those assets. Instead, Pruco Life of New Jersey guarantees that the part of the Contract Fund allocated to the fixed rate option will accrue interest daily at an effective annual rate that Pruco Life of New Jersey declares periodically, but not less than an effective annual rate of 3%. Pruco Life of New Jersey is not obligated to credit interest at a rate higher than an effective annual rate of 3%, although we may do so.

Transfers out of the fixed rate option are subject to strict limits. See Transfers, page 26. The payment of any cash surrender value attributable to the fixed rate option may be delayed up to six months. See When Proceeds are Paid, page 28.

Because of exemptive and exclusionary provisions, interests in the fixed rate option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the fixed rate option are not subject to the provisions of these Acts, and Pruco Life of New Jersey has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed rate option. Any inaccurate or misleading disclosure regarding the fixed rate option may, however, be subject to certain generally applicable provisions of federal securities laws.

CHARGES AND EXPENSES

The total amount invested in the Contract Fund, at any time, consists of the sum of the amount credited to the variable investment options, the amount allocated to the fixed rate option, plus any interest credited on amounts allocated to the fixed rate option, and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See Loans, page 34. Most charges, although not all, are made by reducing the Contract Fund.

Charges deducted from premium payments and the Contract Fund may change from time to time, subject to maximum charges. In deciding whether to change any of these charges, we will periodically consider factors such as mortality, persistency, expenses, taxes and interest and/or investment experience to see if a change in our assumptions is needed. Premium based administrative charges will be set at one rate for all Contracts like this one. Changes in other charges will be by class. We will not recoup prior losses or distribute prior gains by means of these changes.

This section provides a more detailed description of each charge that is described briefly in the charts beginning on page 1.

In several instances we use the terms “maximum charge” and “current charge.” The “maximum charge”, in each instance, is the highest charge that we may make under the Contract. The “current charge”, in each instance, is the amount that we now charge, which may be lower than maximum charges. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Sales Load Charges

We may charge up to 12% of premiums paid for sales expenses in all Contract years. This charge, often called a “sales load”, is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

Our current sales load charge is 9.75% of premiums paid up to the amount of the Sales Load Target Premium and 4% of premiums paid in excess of this amount for the first 10 Contract years (or the first 10 years of a coverage segment representing an increase in basic insurance amount); and 3% thereafter. The Sales Load Target Premium may vary from the Limited No-Lapse Guarantee Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. See PREMIUMS, page 25.

Paying more than the Sales Load Target Premium in any of the first 10 Contract years, could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a Sales Load Target Premium of $884.00 and the Contract owner would like to pay 10 premiums. If the Contract owner paid $1,768 (two times the amount of the Sales Load Target Premium) in every other Contract year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the total sales load charge would be $607.75. If the Contract owner paid $884.00 in each of the first 10 Contract years, the total sales load would be $861.90.

Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of premium amounts to later years will adversely affect the Limited No-Lapse Guarantee if the accumulated premium payments do not reach the Limited No-Lapse Guarantee Values shown on your Contract Data pages. See Limited No-Lapse Guarantee, page 30. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 37.

Premium Based Administrative Charge

We may charge up to 7.5% for a premium based administrative charge, which includes any federal, state or local income, premium, excise, business tax or any other type of charge (or component thereof) measured by or based upon the amount of premium we receive.

This charge is made up of two parts, which currently equal a total of 3.75% of the premiums received.

The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium. The rate applies uniformly to all Contract owners without regard to location of residence. We may collect more for this charge than we actually pay for state and local premium taxes.

The second part is a charge for federal income taxes measured by premiums. The current amount for this second part is 1.25% of the premiums. We believe that this charge is a reasonable estimate of Pruco Life of New Jersey’s federal income taxes.

Under current law, we may incur state and local taxes (in addition to premium taxes) in several states. Currently, these taxes are not significant and they are not charged against the Account. If there is a material change in the applicable state or local tax laws, we may impose a corresponding charge against the Account.

Cost of Insurance

We deduct, monthly, a cost of insurance (“COI”) charge proportionately (or as you directed, see Allocated Charges, page 21) from the dollar amounts held in each of the chosen investment options. The purpose of this charge is to provide insurance coverage. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund — significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables us to pay this larger death benefit.

The maximum monthly total COI charge is determined by adding items (1) and (2) below.

(1)  If there is only one basic  insurance  amount  segment,  we  multiply  the amount by which the  Contract's basic  insurance  amount death  benefit  exceeds the Contract  Fund ("net amount at risk") by the maximum
     COI rate and  divide by  $1,000.  If there are two or more  basic  insurance  amount  segments,  we first allocate a portion of the total net amount at risk to each segment  based on the  proportion of its basic insurance amount to the total of basic insurance  amounts for all such segments.  We then compute the COI charge for each segment using the method described above and total the results.

(2)  We  multiply  the  maximum  COI  rate for each  supplemental  insurance  amount  coverage  segment  by the supplemental insurance amount death benefit for that coverage segment divided by $1,000.

The net amount at risk is affected by factors such as: investment performance, premium payments, and charges. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary (“CSO”) Mortality Tables and an insured’s current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, our current COI rates are lower than the maximum rates. Current COI charges range from $0.02 to $83.34 per $1,000 of net amount at risk. For additional information regarding COI charges where there are two or more coverage segments in effect, see Increases in Insurance Amount, page 32.

Monthly Deductions from the Contract Fund

We deduct the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s] or you may select up to two variable investment options from which we deduct your Contract’s monthly charges. See Allocated Charges, page 21.

(a)	We deduct an administrative charge based on the basic insurance amount and/or the supplemental insurance amount. This charge is made up of two parts and is intended to compensate us for things like processing claims, keeping records, and communicating with Contract owners. Currently, the first part is $20 per Contract for the first two Contract years and $8 per Contract thereafter. However, we may charge up to $20 for all years. Currently, the second part is an amount of up to $1.87 per $1,000 of the basic insurance amount for the first five Contract years and zero thereafter. Currently, there is no per $1,000 charge for the supplemental insurance amount. The amount per $1,000 of basic insurance amount varies by sex, issue age, smoker/nonsmoker status, and extra rating class, if any.

(b)	If the Contract includes a coverage segment representing an increase in basic insurance amount, we deduct $12 per segment representing an increase in basic insurance amount for the first two years of each coverage segment and zero thereafter; plus, we currently charge up to $1.87 per $1,000 of the coverage segment for each increase in basic insurance amount for the first five years from the effective date of the increase and zero thereafter. Currently, there is no monthly administrative charge for the increase in supplemental insurance amount. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, extra rating class, if any, and the effective date of the increase.

In either of the instances described above, the highest charge per $1,000 is $1.87 of the basic insurance amount and $1.88 of the supplemental insurance amount in all years and applies to male age 75. The lowest charge per $1,000 is $0.07 of the basic insurance amount and $0.08 of the supplemental insurance amount and applies to female age 18, non-smoker at certain rating classes. The amount of the charge that applies to a particular Contract is shown on the Contract Data pages under the heading “Adjustments to the Contract Fund.”

        The following table provides sample per thousand charges:

                         -------------- ---------------- --------------- ---------------- ---------------
                                             Male             Male           Female           Female
                           Issue Age      Non-Smoker         Smoker        Non-Smoker         Smoker
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              35             $0.23           $0.27            $0.19           $0.21
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              45             $0.40           $0.48            $0.32           $0.36
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              55             $0.70           $0.86            $0.56           $0.61
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              65             $1.22           $1.50            $0.94           $1.04
                         -------------- ---------------- --------------- ---------------- ---------------
(c)	You may add one or more riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted. See RIDERS, page 24.

(d)	If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

The earnings of the Account are taxed as part of the operations of Pruco Life of New Jersey. Currently, no charge is being made to the Account for Pruco Life of New Jersey’s federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums. See Premium Based Administrative Charge, page 18. We periodically review the question of a charge to the Account for Pruco Life of New Jersey’s federal income taxes. We may make such a charge in the future for any federal income taxes that would be attributable to the Contracts.

Daily Deduction from the Variable Investment Options

Each day we deduct a charge from the assets of the variable investment options in an amount equivalent to an effective annual rate of up to 0.45%. Currently, we charge 0%. This charge is intended to compensate us for assuming mortality and expense risks under the Contract. The mortality risk we assume is that insureds may live for shorter periods of time than we estimated when mortality charges were determined. The expense risk we assume is that expenses incurred in issuing and administering the Contract will be greater than we estimated in fixing our administrative charges. This charge is not assessed against amounts allocated to the fixed rate option.

Surrender Charges

We will assess a surrender charge if, during the first five Contract years (or during the first five years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of the first year’s Sales Load Target Premium, less premiums for riders, as determined at the time the Contract is issued. A separate surrender charge is based on the first year’s Sales Load Target Premium for each new basic insurance amount coverage segment determined at the time each new coverage segment is issued. The percentage varies by issue age. The maximum first year percentage is 30% of the Sales Load Target Premium, and is reduced annually to zero by the end of the fifth year. These surrender charges are similar to what is often referred to as “deferred sales load” charges and compensate Pruco Life of New Jersey for administrative costs associated with the sale of the Contracts. The duration of the surrender charge also varies by age.

The chart below shows the maximum percentages for all ages at the beginning of the first Contract year, and the end of the last Contract year for which a surrender charge is shown. The surrender charge is not deducted from the death benefit if the insured should die during this period. This charge is deducted to cover sales and administrative costs, such as: the cost of processing applications, conducting examinations, determining insurability and the insured’s rating class, and establishing records. A schedule showing the maximum surrender charges for a full surrender occurring during each year for which a surrender charge may be payable is found in the Contract Data pages of the Contract.

-------------------------------------------------------------------------------------------------------
                               Maximum Percentage for Surrender Charges
-------------------------------------------------------------------------------------------------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
  Issue Age     Percentage     Percentage     Percentage     Percentage    Percentage     Percentage
                at start of    at start of    at start of   at start of    at start of    at start of
                  year 1         year 2         year 3         year 4        year 5         year 6
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
    18-39           30%            30%            15%           15%            10%            0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
     40             30%            20%            15%           15%            10%            0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
    41-42           25%            20%            15%           15%            10%            0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
     43             20%            20%            15%           15%            10%            0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
     44             20%            15%            15%           15%            10%            0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
     45             15%            15%            15%           15%            10%            0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
     46             15%            15%            15%           15%            0%             0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
    47-48           15%            15%            10%           10%            0%             0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
    49-60           15%            15%            10%            0%            0%             0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
    61-62           15%            15%            5%             0%            0%             0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
    63-68           15%            10%            5%             0%            0%             0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------
-------------- -------------- -------------- -------------- ------------- -------------- --------------
69 and above        15%            10%            0%             0%            0%             0%
-------------- -------------- -------------- -------------- ------------- -------------- --------------

We will show a surrender charge threshold for each basic insurance amount coverage segment in the Contract Data pages. This threshold amount is the segment’s lowest coverage amount since its effective date. If during the first five Contract years (or during the first five years of a coverage segment representing an increase in basic insurance amount), the basic insurance amount is decreased (including as a result of a withdrawal or a change in type of death benefit), and the new basic insurance amount for any coverage segment is below the threshold for that segment, we will deduct a percentage of the surrender charge for that segment. The percentage will be the amount by which the new coverage segment is less than the threshold, divided by the basic insurance amount at issue. After this transaction, the threshold will be updated and a corresponding new surrender charge schedule will also be determined to reflect that portion of surrender charges deducted in the past.

Transaction Charges

(a)   We  currently  charge a  processing  fee  equal to the  lesser  of $25 or 2% of the  withdrawal  amount in connection with each withdrawal.

(b)   We currently charge a processing fee of $25 for each transfer exceeding 12 in any Contract year.

(c)   We may charge a processing fee of up to $25 for any change in basic insurance amount.

(d)   We may  charge an  administrative  processing  fee of up to $25 for any change in  supplemental  insurance amount.

(e)   We may charge a processing fee of up to $150 for Living Needs Benefit payments.

Allocated Charges

You may choose from which variable investment option(s) we deduct your Contract's monthly charges. Monthly charges include: (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification. You may select up to two variable investment options for the allocation of monthly charges. Allocations must be designated in whole percentages. For example, 33% can be selected but 331/3% cannot. Of course, the total allocation to the selected variable investment options must equal 100%. The fixed rate option is not available as an allocation option. See Monthly Deductions from the Contract Fund, page 19.

If there are insufficient funds in one or both of the selected variable investment options to cover the monthly charges, the selected variable investment option(s) will be reduced to zero. Any remaining charge will be deducted from all other variable investment options and the fixed rate option proportionately to the dollar amount in each. Furthermore, if you do not specify an allocation of monthly charges, we will deduct monthly charges proportionately from your variable investment options and the fixed rate option.

Charges After Age 100

Beginning on the contract anniversary when the insured reaches attained age 100, premiums will no longer be accepted and monthly charges will no longer be deducted from the Contract Fund. You may continue the contract until the insured's death, or until you surrender the contract for its cash surrender value. You may continue to make transfers, loans and withdrawals, subject to the limitations on these transactions described elsewhere. If you have any amounts allocated to the variable investment options, mortality and expense risk charges and investment advisory fees will continue to be deducted daily. Any outstanding loan will remain on the policy, unless repaid, and will continue to accrue interest.

Portfolio Charges

Charges are deducted from, and expenses are paid out of, the assets of the Funds as described in the Fund prospectuses.

Rider Charges

o    Accidental  Death Benefit Rider - We deduct a charge monthly for this rider,  which provides an additional death  benefit if the  insured's  death is  accidental.  This  benefit will end on the earliest of: the end of the last day of the grace period if the Contract is in default;  the date the Contract is surrendered  for its net cash value;  the end of the day before the first  Contract  anniversary  on or after the  insured's  100th birthday;  and the date the  Contract  ends for any other  reason.  The  current  charge  ranges from $0.05 to
     $0.28 per $1,000 of  coverage  based on age,  sex,  and  underwriting  class,  and is charged  until the first
     Contract anniversary on or after the insured's 100th birthday.

o    Children  Level Term Rider - We deduct a charge  monthly for this rider which provides term life insurance on all  dependent  children  that are  covered  under this rider.  The  current  charge is $0.42 per $1,000 of coverage and will stop on the earlier of the date of the insured's death,  and the first contract  anniversary on or after the insured's 75th birthday.

o    Enhanced  Disability  Benefit Rider - We deduct a charge  monthly for this rider which  provides  invested premium  amounts while the insured is totally  disabled.  If we approve a claim for this benefit,  the greater of the  stipulated  amount and the monthly  charge will be waived while the insured is totally  disabled.  The current  charge is based on age, sex, and  underwriting  class.  It ranges from 6.9% to 10% of the greater of:
     9% of the policy Limited  No-Lapse  Guarantee  Premium or the total of monthly  deductions,  and is payable to the first Contract  anniversary  on or after the insured's 60th birthday.  The monthly charge for this benefit will be waived while the insured is totally disabled.

o    Living Needs Benefit Rider - We deduct a $150 fee for this rider only if benefits are paid.

PERSONS HAVING RIGHTS UNDER THE CONTRACT

Contract Owner

Unless a different owner is named in the application, the Contract owner is the insured. If a different Contract owner is named, we will show that Contract owner in an endorsement to the Contract. This ownership arrangement will remain in effect unless you ask us to change it.

You may change the ownership of the Contract by sending us a request in a form that meets our needs. We may ask you to send us the Contract to be endorsed. If we receive your request in a form that meets our needs, and the Contract if we ask for it, we will file and record the change, and it will take effect as of the date you signed the request.

While the insured is living, the Contract owner alone is entitled to any Contract benefit and value, and to the exercise of any right and privilege granted by the Contract or by us. For example, the Contract owner is entitled to surrender the Contract, access Contract values through loans or withdrawals, assign the Contract, and to name or change the beneficiary.

Beneficiary

The beneficiary is entitled to receive any benefit payable on the death of the insured. You may designate or change a beneficiary by sending us a request in a form that meets our needs. We may ask you to send us the contract to be endorsed. If we receive your request, and the contract if we ask for it, we will file and record the change and it will take effect as of the date you signed the request. But if we make any payment(s) before we receive the request, we will not have to make the payment(s) again. Any beneficiary’s interest is subject to the rights of any assignee we know of. When a beneficiary is designated, any relationship shown is to the insured, unless otherwise stated.

OTHER GENERAL CONTRACT PROVISIONS

Assignment

This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life of New Jersey’s consent. Pruco Life of New Jersey assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at a Service Office.

Incontestability

We will not contest the Contract after it has been in-force during the insured’s lifetime for two years from the issue date, except for non-payment of enough premium to pay the required charges and when any change is made in the Contract that requires Pruco Life of New Jersey’s approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of the insured.

Misstatement of Age or Sex

If the insured’s stated age or sex or both are incorrect in the Contract, Pruco Life of New Jersey will adjust the death benefit payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured’s correct age and sex.

Settlement Options

The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Pruco Life of New Jersey and Prudential have entered into an agreement under which Prudential furnishes Pruco Life of New Jersey the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account. Pruco Life of New Jersey transfers to Prudential an amount equal to the amount of the death claim, and Prudential establishes an individual account within its Alliance Account in the name of the beneficiary and makes all payments necessary to satisfy such obligations. Any Pruco Life of New Jersey representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion

Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life of New Jersey will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount and/or the supplemental insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

Supplemental Insurance Amount

The supplemental insurance amount provides an additional insurance benefit on the life of the insured. You specify the amount of coverage you desire, in addition to the Contract’s basic insurance amount. The minimum supplemental insurance amount that you may request is $5,000 and the maximum is four times the Contract’s basic insurance amount. You may increase the supplemental insurance amount subject to a minimum increase amount of $50,000 and the underwriting requirements determined by Pruco Life of New Jersey. The supplemental insurance amount after the increase, cannot exceed four times the Contract’s basic insurance amount. You may also decrease your supplemental insurance amount after issue, subject to a minimum decrease amount of $10,000.

The supplemental insurance amount death benefit fluctuates as the basic insurance amount death benefit changes. When the Contract Fund has not grown to the point where the basic insurance amount death benefit is increased to satisfy the Internal Revenue Code’s definition of life insurance, the coverage amount and death benefit associated with the supplemental insurance amount are equal. However, if the Contract Fund has grown to the point where the basic insurance amount death benefit begins to vary as required by the Internal Revenue Code’s definition of life insurance, the supplemental insurance amount death benefit will decrease (or increase) dollar for dollar as the basic insurance amount death benefit increases (or decreases). The supplemental insurance amount death benefit will never exceed the supplemental insurance amount. It is possible, however, for the Contract Fund and, consequently, the basic insurance amount death benefit to grow to the point where the supplemental insurance amount death benefit is reduced to zero. If you have a Type A death benefit and you take a withdrawal, the supplemental insurance amount may require a reduction if the basic insurance amount death benefit was increased to meet the definition of life insurance. We will not reduce the supplemental insurance amount below $5,000.

When selecting how much of your Target Insurance Amount (basic insurance amount plus supplemental insurance amount combined) will be for supplemental insurance amount and how much Target Insurance Amount will be for basic insurance amount, you should be aware of the following:

o    A Target Insurance Amount with a larger  supplemental  insurance amount will offer a higher cash value and death  benefit  than a Target  Insurance  Amount  with a smaller  supplemental  insurance  amount if we do not change our current  charges.  This is because:  (1) the Sales Load Target  Premium  will be lower for a Target
     Insurance  Amount  with a larger  supplemental  insurance  amount  than for a Target  Insurance  Amount with a smaller  supplemental  insurance amount,  and this may result in lower current sales expense charges,  (2) the current monthly  administrative  charge will be lower for a Target Insurance Amount with a larger supplemental insurance amount than for a Target Insurance Amount with a smaller  supplemental  insurance amount, and (3) we currently  take lower current Cost of Insurance  charges for the  supplemental  insurance  amount than for the basic insurance amount.

o    However,  a Target Insurance Amount with a larger  supplemental  insurance amount offers the potential for lower cash values and death  benefits than a Target  Insurance  Amount with a smaller  supplemental  insurance amount if we raise the  current  charges to the maximum  contractual  level.  This is because  the  guaranteed maximum per $1,000 charges are higher for the  supplemental  insurance  amount.  The surrender charge does not apply to the supplemental insurance amount.

Other factors to consider are:

o    The Accidental  Death Benefit does not apply to any portion of the death benefit that is  attributable  to a supplemental  insurance  amount.  If it is important to you to have the maximum  amount of Accidental  Death
     Benefit  allowed  under your  Contract,  you may want to  purchase a Contract  with a  supplemental  insurance amount of $5,000.  See RIDERS, page 24.

Some of the factors outlined above can have effects on the financial performance of a Contract, including the amount of the Contract’s cash value and death benefit. It is important that you ask your Pruco Life of New Jersey representative to provide illustrations based on different combinations of basic insurance amount and supplemental insurance amount. You can then discuss with your Pruco Life of New Jersey representative how these combinations may address your objectives.

RIDERS

Contract owners may be able to obtain extra fixed benefits which may require additional charges. These optional insurance benefits will be described in what is known as a “rider” to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date. The amounts of these benefits do not depend on the performance of the Account, although they will no longer be available if the Contract lapses. Certain restrictions may apply and are clearly described in the applicable rider. Your Pruco Life of New Jersey representative can explain all of these extra benefits further. Also, samples of the provisions are available from Pruco Life of New Jersey upon written request.

Accidental Death Benefit Rider — The Accidental Death Benefit Rider provides an additional death benefit that is payable if the insured’s death is accidental, as defined in the benefit provision. The Accidental Death Benefit Rider does not apply to the portion of the death benefit that is attributable to the supplemental insurance amount.

Children Level Term Rider — The Children Level Term Rider provides term life insurance coverage on the life of the insured’s children.

Enhanced Disability Benefit Rider — The Enhanced Disability Benefit Rider pays certain amounts into the Contract if the insured is totally disabled, as defined in the benefit provision. This rider is not available with death benefit Type C (return of premium) Contracts.

Living Needs Benefit Rider — The Living Needs BenefitSM Rider is available on your Contract. There is no charge for adding the benefit to a Contract. However, an administrative charge (not to exceed $150) will be made at the time the Living Needs Benefit is paid. The Living Needs Benefit does apply to the portion of the death benefit that is attributable to the supplemental insurance amount.

The Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract’s death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will not be less than the net cash value.

The Terminal Illness Option is available on the Living Needs Benefit Rider if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, we will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner will receive this benefit in a single lump sum.

All or part of the Contract’s death benefit may be accelerated under the Living Needs Benefit. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Pruco Life of New Jersey reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. We can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract owner, and the effect on the Contract if less than the entire death benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation. Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could. With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is terminally ill as defined in the tax law. You should consult a tax adviser before electing to receive this benefit. Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

The Contract may generally be issued on insureds age 18 through age 90 for death benefit Types A and B, through age 85 for death benefit Type C. Currently, for issue ages 18 through age 80 the minimum basic insurance amount is $95,000. For issue age 81 through age 90 the minimum basic insurance amount is $245,000. The minimum supplemental insurance amount is $5,000 for all issue ages. See Types of Death Benefit, page 29. The minimum total Target Insurance Amount (basic insurance amount plus supplemental insurance amount combined) is $100,000 for death benefit Type A and B, and $250,000 for death benefit Type C. See Supplemental Insurance Amount, page 23. We may change the minimum face amounts of the Contracts we will issue.

We require evidence of insurability, which may include a medical examination, before issuing any Contract. Preferred Best non-smokers are offered more favorable cost of insurance rates than smokers. Pruco Life of New Jersey charges a higher cost of insurance rate if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

PREMIUMS

Minimum Initial Premium

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. It is the premium needed to start the Contract. The minimum initial premium is equal to 9% of the Short-Term No-Lapse Guarantee Premium. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts (the minimum premium payment is $15 for premiums made by electronic fund transfer).

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. If you make a payment that would cause the Contract to be characterized as a Modified Endowment Contract, we will send you a letter to advise you of your options. Generally, you have 60 days from when we received your payment to remove the excess premiums and any accrued interest. If you choose not to remove the excess premium and accrued interest, your Contract will become permanently characterized as a Modified Endowment Contract. We will not accept a premium payment that exceeds the Guideline Premium limit if your Contract uses the Guideline Premium definition of life insurance. See Tax Treatment of Contract Benefits, page 37.

Generally, your initial net premium is applied to your Contract as of the Contract date. If we do not receive your initial premium before the Contract date, we apply the initial premium to your Contract as of the end of the valuation period in which it is received in Good Order at a Service Office.

Available Types of Premium

Once the minimum initial premium payment is made, you have a certain amount of flexibility with respect to the amount and timing for premium payments. No specific premiums are required. Two suggested patterns of premiums are described below. Understanding them may help you understand how the Contract works.

o	Limited No-Lapse Guarantee Premiums are premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force until the insured’s age 80, or if later, during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals. The length of the Limited No-Lapse Guarantee available to you depends on your Contract’s death benefit type. The Limited No-Lapse Guarantee is only ten Contract years for Contracts with the Type C Death Benefit. See Limited No-Lapse Guarantee, page 30. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Limited No-Lapse Guarantee Premium. For a Contract with no riders or extra risk charges, these premiums will be level.

o	Short-Term No-Lapse Guarantee Premiums are premiums that, in some instances, make it possible to pay a premium lower than the Limited No-Lapse Guarantee Premium. These Short-Term No-Lapse Guarantee Premiums, if paid at the beginning of each Contract year, will keep the Contract in-force during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals. To continue the Limited No-Lapse Guarantee beyond this period, you will have to begin paying premiums higher than the Short-Term No-Lapse Guarantee Premium. However, not all Contracts offer the Limited No-Lapse Guarantee beyond 10 Contract years. The length of the Limited No-Lapse Guarantee available to you depends on your Contract’s death benefit type and your issue age. See Limited No-Lapse Guarantee, page 30. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Short-Term No-Lapse Guarantee Premium. As is the case with the Limited No-Lapse Guarantee Premium, for a Contract with no riders or extra risk charges, these premiums will be level.

We can bill you for the amount you select annually, semi-annually, or quarterly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain in-force if: (1) the Contract Fund, less any applicable surrender charges, is greater than zero and more than any Contract debt or (2) you have paid sufficient premiums, on an accumulated basis, to meet the Limited No-Lapse Guarantee conditions and Contract debt is not equal to or greater than the Contract Fund, less any applicable surrender charges. You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the amount of the premiums paid. When you apply for the Contract, you should discuss with your Pruco Life of New Jersey representative how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the Contract date, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium and the first monthly deductions are made. The remainder of the initial premium and any other net premium received in Good Order at a Service Office during the 10 day period following the receipt of the Contract will be allocated to the Money Market investment option as of the later of the Contract date and the end of the valuation period in which it is received. After the tenth day, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed rate option according to your current premium allocation. The transfer from the Money Market investment option on the tenth day following receipt of the Contract will not be counted as one of your 12 free transfers per Contract year described under Transfers, below. If the first premium is received before the Contract date, there will be a period during which the Contract owner’s initial premium will not be invested.

The charge for sales expenses and the premium based administrative charge also apply to all subsequent premium payments. The remainder of each subsequent premium payment will be invested as of the end of the valuation period in which it is received in Good Order at a Service Office, in accordance with the allocation you previously designated. The “valuation period” means the period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios of the variable investment options are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).

Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Service Office or by telephoning a Service Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 331/3% cannot. Of course, the total allocation to all selected investment options must equal 100%.

Transfers

You may, up to 12 times each Contract year, transfer amounts among the variable investment options or to the fixed rate option. Additional transfers may be made only with our consent. Currently, we allow you to make additional transfers. For the first 20 transfers in a calendar year, you may transfer amounts by proper written notice to a Service Office, or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned, depending on the terms of the assignment. See Assignment, page 22.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in a form acceptable to us, bear an original signature in ink, and are sent to us by U.S. regular mail. After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax or electronic means will be rejected, even in the event that it is inadvertently processed.

Multiple transfers that occur during the same day, but prior to the end of the valuation period for that day, will be counted as a single transfer.

Currently, certain transfers effected systematically under either a dollar cost averaging or an automatic rebalancing program described in this prospectus do not count towards the limit of 12 transfers per Contract year or the limit of 20 transfers per calendar year. In the future, we may count such transfers towards the limit.

There is no administrative charge for the first 12 transfers per Contract year among investment options. There is an administrative charge of up to $25 for each transfer after the first 12 transfers per Contract year. Transfers out of the Money Market investment option will not be made until 10 days after you receive the Contract. Such transfers and any transfers due to any fund closures or mergers will not be considered towards the 12 transfers per Contract year or the 20 transfers per calendar year.

You may also transfer amounts from the variable investment option to the fixed rate option at anytime within 18 months from the Contract date, and within the later of 60 days from the effective date of a material change in the investment policy of a variable investment option and 60 days from the notice of that change, with no restriction. Such transfers do not count toward the twelve transfers allowed in each Contract year.

Transfers among variable investment options will take effect as of the end of the valuation period in which a transfer request is received in Good Order at a Service Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. We cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the fixed rate option will be permitted during each Contract year. The maximum amount you may transfer out of the fixed rate option each year is the greater of: (a) 25% of the amount in the fixed rate option; and (b) $2,000. We may change these limits in the future or waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a “market timing” strategy may be disruptive to the investment option or to the disadvantage of other Contract owners. If such a pattern were to be found, we may modify your right to make transfers by restricting the number, timing, and amount of transfers. We reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract owner. If we exercise this right at the time of a transfer request, we will immediately notify you.

Any restrictions on transfers will be applied uniformly to all persons who own Contracts like this one, and will not be waived, except as described above with respect to transfers from the fixed rate option.

Dollar Cost Averaging

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging (“DCA”). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market investment option into other variable investment options available under the Contract, excluding the fixed rate option. You may choose to have periodic transfers made monthly or quarterly. DCA transfers will not begin until the Monthly date on or after 10 days following the receipt of the Contract.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

Auto-Rebalancing

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance variable investment option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-Rebalancing is not available until the Monthly date on or after 10 days following receipt of the Contract.

Auto-Rebalancing can be performed on a quarterly, semi-annual, or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period immediately following that date. The fixed rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

DEATH BENEFITS

Contract Date

There is no insurance under this Contract until the minimum initial premium is paid. If the minimum initial premium is received before the Contract is issued, the premium will be applied as of the Contract date. If a medical examination is required, the Contract date will ordinarily be the date the examination is completed. If the minimum initial premium is received on or after the Contract date, it will be applied as of the date of receipt in Good Order at a Service Office. Under certain circumstances, we may allow the Contract to be backdated up to six months for the purpose of lowering the insured’s issue age, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt in Good Order at a Service Office and will deduct any charges due on or before that date.

When Proceeds Are Paid

Pruco Life of New Jersey will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Service Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Service Office. However, we may delay payment of proceeds from the variable investment option[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account’s assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed rate option, we expect to pay the cash surrender value promptly upon request. However, we have the right to delay payment of such cash surrender value for up to six months (or a shorter period if required by applicable law). We will pay interest of at least 3% a year if we delay such a payment for 30 days or more (or a shorter period if required by applicable law).

Types of Death Benefit

You may select from three types of death benefit at issue. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount plus the supplemental insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except where the premiums you pay or favorable investment performance causes the Contract Fund to grow to the point where Pruco Life of New Jersey increases the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. The payment of additional premiums and favorable investment results of the variable investment options to which the assets are allocated will generally increase the cash surrender value and decrease the net amount at risk and result in lower charges. See How a Contract’s Cash Surrender Value Will Vary, page 34.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund plus the supplemental insurance amount. Pruco Life of New Jersey may increase the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount, supplemental insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater due to a greater net amount at risk. See How a Contract’s Cash Surrender Value Will Vary, page 34. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. However, as long as the Contract is not in default and there is no Contract debt, the death benefit may not fall below the basic insurance amount stated in the Contract.

A Contract with a Type C (return of premium) death benefit has a death benefit which will generally equal the basic insurance amount plus the total premiums paid into the Contract less withdrawals, both accumulated at an interest rate (between 0% and 8%; in &frac12;% increments chosen by the Contract owner) to the date of death plus the supplemental insurance amount. Pruco Life of New Jersey may increase the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Within limits, this death benefit type allows the beneficiary, in effect, to recover the cost of the Contract, plus a predetermined rate of return, upon the death of the insured. Under certain circumstances, it is possible for a Type C Contract’s death benefit to fall below the basic insurance amount. Favorable investment performance and payment of additional premiums will generally increase the Contract’s cash value. Over time, however, the increase in cash value will be less than under a Type A (fixed) Contract due to a greater net amount at risk and higher cost of insurance charges. See How a Contract’s Cash Surrender Value Will Vary, page 34. The death benefit on a Type C Contract is limited to the basic insurance amount, the supplemental insurance amount, plus an amount equal to the: Type C Limiting Amount multiplied by the Type C Death Benefit Factor plus the Contract Fund. See the Contract Limitations section of your Contract. You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. Also, if you change a Type C death benefit to a Type A or Type B death benefit after issue, you will not be able to change back to a Type C death benefit.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount, a reduction in the supplemental insurance amount, and the deduction of any applicable surrender charges. We will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. For Type B (variable) and Type C (return of premium) Contracts, withdrawals will not change the basic insurance amount. See Withdrawals, page 35.

The way in which the cash surrender value and death benefit will change depends significantly upon the investment results that are actually achieved.

Changing the Type of Death Benefit

You may change the type of death benefit any time after issue and subject to Pruco Life of New Jersey’s approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change. The basic insurance amount after a change may not be lower than the minimum basic insurance amount applicable to the Contract. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 25. We reserve the right to make an administrative processing charge of up to $25 for any change in the basic insurance amount, although we do not currently do so. A type change that reduces the basic insurance amount may result in the assessment of surrender charges. See CHARGES AND EXPENSES, page 17.

If you are changing your Contract’s type of death benefit from a Type A (fixed) to a Type B (variable) death benefit, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type C (return of premium) to a Type A (fixed) death benefit, we will change the basic insurance amount by adding the lesser of (a) the total premiums paid minus total withdrawals to this Contract both accumulated with interest at the rate(s) displayed in the Contract Data pages and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of the Contract Data pages.

If you are changing from a Type C (return of premium) to a Type B (variable) death benefit, we first find the difference between: (1) the Contract Fund and (2) the lesser of (a) the total premiums paid minus total withdrawals to this Contract both accumulated with interest at the rate(s) displayed in the Contract Data pages and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of the Contract Data pages. If (2) is larger than (1), we will increase the basic insurance amount by that difference. If (1) is larger than (2), we will reduce the basic insurance amount by that difference.

You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. Also, if you change a Type C death benefit to a Type A or Type B death benefit after issue, you will not be able to change back to a Type C death benefit. See Types of Death Benefit, page 29.

The following chart illustrates the changes in basic insurance amount with each change of death benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 death benefit. For changes from a Type C death benefit, the chart assumes $40,000 in total premiums minus total withdrawals and the rate chosen to accumulate premiums is 0%.

--------------------------------------------------------------------
                      Basic Insurance Amount
====================================================================
---------------------- ---------------------------------------------
        FROM                                TO
---------------------- ---------------------------------------------
---------------------- ---------------------- ----------------------
       Type A                 Type B                 Type C
      $300,000               $250,000                  N/A
---------------------- ---------------------- ----------------------
---------------------- ---------------------- ----------------------
       Type B                 Type A                 Type C
      $250,000               $300,000                  N/A
---------------------- ---------------------- ----------------------
---------------------- ---------------------- ----------------------
       Type C                 Type A                 Type B
      $260,000               $300,000               $250,000
---------------------- ---------------------- ----------------------

To request a change, fill out an application for change which can be obtained from your Pruco Life of New Jersey representative or a Service Office. If the change is approved, we will recompute the Contract’s charges and appropriate tables and send you new Contract Data pages. We may require you to send us your Contract before making the change.

Limited No-Lapse Guarantee

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. Withdrawals may adversely affect the status of the Limited No-Lapse Guarantee. Likewise, if you have an outstanding Contract loan, a Limited No-Lapse Guarantee will not keep the Contract in-force. See Withdrawals, page 35, and Loans, page 34. You should consider how important the Limited No-Lapse Guarantee is to you when deciding what premium amounts to pay into the Contract.

At the Contract date and on each Monthly date, during the Limited No-Lapse Guarantee period shown on your Contract Data pages, we calculate your Contract’s “Accumulated Net Payments” as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

We also calculate Limited No-Lapse Guarantee Values. These are values used solely to determine if a Limited No-Lapse Guarantee is in effect. These are not cash values that you can realize by surrendering the Contract, nor are they payable death benefits. The Contract Data pages in your Contract contain a table of Limited No-Lapse Guarantee Values, calculated as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

At each Monthly date, during the Limited No-Lapse Guarantee period shown on your Contract Data pages, we will compare your Accumulated Net Payments to the Limited No-Lapse Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the Limited No-Lapse Guarantee Value, and the Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept in-force, regardless of the amount in the Contract Fund.

Short-Term No-Lapse Guarantee, and Limited No-Lapse Guarantee Premiums are payments which correspond to the Limited No-Lapse Guarantee Values shown on your Contract Data pages. For example, payment of the Short-Term No-Lapse Guarantee Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first 10 Contract years, assuming no loans or withdrawals. However, payment of the Short-Term No-Lapse Guarantee Premium after year 10 will not assure that your Contract’s Accumulated Net Payments will continue to meet the Limited No-Lapse Guarantee Values and prevent the Contract from lapsing. See PREMIUMS, page 25.

For issue ages below 70, if you want a Limited No-Lapse Guarantee to last longer than 10 years, you should expect to pay at least the Limited No-Lapse Guarantee Premium at the start of each Contract year. Paying the Limited No-Lapse Guarantee Premium at the beginning of each Contract year guarantees your Contract against lapse until the insured’s age 80 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. However, payment of the Limited No-Lapse Guarantee Premium after this Limited No-Lapse Guarantee period, will not assure that your Contract’s Accumulated Net Payments will continue to prevent the Contract from lapsing.

The following table provides sample Short-Term No-Lapse Guarantee Premiums and Limited No-Lapse Guarantee Premiums (to the nearest dollar) for basic insurance amounts and increases. The examples assume: (1) the insured is a male, Preferred Best, with no extra risk or substandard ratings; (2) a $245,000 basic insurance amount and $5,000 of supplemental insurance amount; (3) no extra benefit riders have been added to the Contract.

 ----------------------------------------------------------------------------------------

                              Illustrative Annual Premiums
 ----------------------------------------------------------------------------------------

    Age of
  insured at                Type of                 Short-Term             Limited
   issue or          Death Benefit Chosen       No-Lapse Guarantee   No-Lapse Guarantee
   increase                                           Premium              Premium
---------------- ------------------------------ -------------------- --------------------

       40              Type A (Fixed)               $1,482.50            $3,460.00
 ----------------------------------------------------------------------------------------

       40             Type B (Variable)             $1,670.00            $4,897.50
 ----------------------------------------------------------------------------------------

       40        Type C (Return of Premium)         $1,690.00               N/A
 ----------------------------------------------------------------------------------------

       60              Type A (Fixed)               $4,397.50            $8,352.50
 ----------------------------------------------------------------------------------------

       60             Type B (Variable)             $5,040.00           $10,258.00
 ----------------------------------------------------------------------------------------

       60        Type C (Return of Premium)         $8,222.50               N/A
 ----------------------------------------------------------------------------------------

       80              Type A (Fixed)              $20,822.50           $20,822.50
 ----------------------------------------------------------------------------------------

       80             Type B (Variable)            $22,870.00           $22,870.00
 ----------------------------------------------------------------------------------------

       80        Type C (Return of Premium)        $100,820.00              N/A
 ----------------------------------------------------------------------------------------

Paying the Short-Term No-Lapse Guarantee Premiums or Limited No-Lapse Guarantee Premiums at the start of each Contract year is one way of reaching the Limited No-Lapse Guarantee Values; it is certainly not the only way. The Limited No-Lapse Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life of New Jersey representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Limited No-Lapse Guarantee Values.

When determining what premium amounts to pay and the frequency of your payments, you should consider carefully the value of maintaining the Limited No-Lapse Guarantee. If you desire the Limited No-Lapse Guarantee until the later of the insured’s age 80 or 10 years after issue, you may prefer to pay at least the Limited No-Lapse Guarantee Premium in all years, rather than paying the lower Short-Term No-Lapse Guarantee Premium in the first 10 years. If you pay only the Short-Term No-Lapse Guarantee Premium in the first 10 years, you will need to pay more than the Limited No-Lapse Guarantee Premium at the beginning of the 11th year in order to continue the Limited No-Lapse Guarantee.

Not all Contracts will have the Limited No-Lapse Guarantee available until the later of the insured’s age 80 or 10 years after issue. Type C Contracts will have a Limited No-Lapse Guarantee for only 10 Contract years. Your Contract Data pages will show Limited No-Lapse Guarantee Values for the duration available with your Contract. See Types of Death Benefit, page 29 and Tax Treatment of Contract Benefits, page 37.

Increases in Insurance Amount

Subject to the underwriting requirements determined by Pruco Life of New Jersey, after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount and/or the supplemental insurance amount, thus, creating additional coverage segments.

The following conditions must be met:

(1)      you must ask for the change in a form that meets Pruco Life of New Jersey's needs;
(2)      the amount of the  increase in basic  insurance  amount must be at least equal to the minimum  increase in basic insurance amount shown under Contract Limitations in your Contract Data pages;
(3)      the  amount of the  increase  in  supplemental  insurance  amount  must be at least  equal to the  minimum increase in supplemental insurance amount shown under Contract Limitations in your Contract Data pages;
(4)      the  supplemental  insurance  amount  after an  increase  can not exceed  four  times the basic  insurance amount.
(5)      you must prove to us that the insured is insurable for any increase;
(6)      the Contract must not be in default;
(7)      we must not be paying premiums into the Contract as a result of the insured's total disability; and
(8)      if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract Data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount or an increase in supplemental insurance amount. However, we reserve the right to make such a charge in an amount of up to $25.

The Sales Load Target Premium is calculated separately for each basic insurance amount coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each segment is equal to 9.75% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 4% of allocated premiums paid in excess of this amount for the first 10 Contract years; 3% thereafter. See the definition of Contract year for an increase under DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, page 43.

Each basic insurance amount coverage segment will have its own surrender charge period beginning on that segment’s effective date and its own surrender charge threshold. The surrender charge threshold is the segment’s lowest coverage amount since its effective date. See Decreases in Insurance Amount, page 33, and Surrender Charges, page 20.

The COI rates for a coverage segment representing an increase in basic insurance amount and/or supplemental insurance amount are based upon 1980 CSO Mortality Tables, the age at the effective date of the increase and the number of years since then, total basic insurance amount and/or supplemental insurance amount, sex, underwriting class, smoker/nonsmoker status, and extra rating class, if any. The net amount at risk for the Contract (the basic insurance amount death benefit minus the Contract Fund) is allocated to each basic insurance amount coverage segment based on the proportion of its basic insurance amount to the total of all basic insurance amount coverage segments. In addition, the attained age factor for a Contract with an increase in basic insurance amount and/or supplemental insurance amount is based on the insured’s attained age for the initial coverage segment.

Each Contract owner who elects to increase the basic insurance amount and/or the supplemental insurance amount of his or her Contract will receive a “free-look” right which will apply only to the increase, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase will be returned to the Contract Fund instead of a refund of premium. Generally, the “free-look” right would have to be exercised no later than 10 days after receipt of the Contract as increased.

Payment of a significant premium in conjunction with an increase in basic insurance amount and/or supplemental insurance amount may cause the Contract to be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 37. Therefore, before increasing the basic insurance amount and/or the supplemental insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

Decreases in Insurance Amount

You have the option of decreasing the basic insurance amount and/or the supplemental insurance amount of your Contract without withdrawing any cash surrender value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under Contract Limitations in your Contract Data pages.

In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under Contract Limitations in your Contract Data pages, and the Contract Fund must be at least equal to any applicable surrender charge. The supplemental insurance amount after the decrease must be at least equal to the minimum supplemental insurance amount shown under Contract Limitations in your Contract Data pages. No administrative processing charge is currently being made in connection with a decrease. However, we reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 17. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount and/or supplemental insurance amount, charges, values in the appropriate tables and the effective date of the decrease. A decrease will not take effect if the insured is not living on the effective date.

For Contracts with more than one basic insurance amount coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. Each basic insurance amount coverage segment will have its own surrender charge threshold equal to the segment’s lowest coverage amount since its effective date. If the decrease in basic insurance amount reduces a coverage segment to an amount equal to or greater than its surrender charge threshold, we will not impose a surrender charge. However, if the decrease in basic insurance amount reduces a coverage segment below its threshold, we will subtract the new coverage segment amount from the threshold amount. We will then multiply the surrender charge by the lesser of this difference and the amount of the decrease, divided by the basic insurance amount at issue, and deduct the result from the Contract Fund. See Surrender Charges, page 20. We may decline a decrease in the basic insurance amount if the Contract fund value is less than any applicable partial surrender. Furthermore, a decrease will not take effect if the insured is not living on the effective date.

For Contracts with one or more Supplement Insurance Amount coverage segment, we will decrease the most recent supplemental insurance amount coverage segment first.

We may decline a decrease in the basic insurance amount and/or the supplemental insurance amount if we determine it would cause the Contract to fail to qualify as “life insurance” for purposes of Section 7702 of the Internal Revenue Code. See Tax Treatment of Contract Benefits, page 37.

It is important to note, however, that if the basic insurance amount and/or the supplemental insurance amount are decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 37. Before requesting any decrease, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

CONTRACT VALUES

How a Contract’s Cash Surrender Value Will Vary

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract’s cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt upon surrender. See Loans, page 34. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment option[s]; (2) interest credited on any amounts allocated to the fixed rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, and the monthly deductions described under CHARGES AND EXPENSES, page 17. Upon request, Pruco Life of New Jersey will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T4 in this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying certain premium amounts (see PREMIUMS, page 25), and assuming hypothetical uniform investment results in the Fund portfolios. All three of the tables assume maximum charges will be used throughout the lifetime of the insured. See ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 40.

Surrender of a Contract

A Contract may be surrendered for its cash surrender value while the insured is living. To surrender a Contract, we may require you to deliver or mail to us the following items in Good Order at a Service Office; the Contract, a signed request for surrender, and any tax withholding information required under federal or state law. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received at a Service Office. Surrender of a Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 37.

Fixed reduced paid-up insurance is an alternative to surrendering your Contract. Fixed reduced paid-up insurance provides paid-up insurance, the amount of which will be paid when the insured dies. There will be cash values and loan values. The loan interest rate for fixed reduced paid-up insurance is 5%. Upon surrender of the Contract, the amount of fixed reduced paid-up insurance depends upon the net cash value and the insured’s issue age, sex, smoker/non-smoker status, and the length of time since the Contract date.

Loans

You may borrow from Pruco Life of New Jersey an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of (1) 99% of the portion of the cash value attributable to the variable investment options, and (2) the balance of the cash value, provided the Contract is not in default. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. There is no minimum loan amount.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 4%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 3.10%.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account and/or the fixed rate option, as applicable. Unless you ask us to take the loan amount from specific variable investment options and we agree, the reduction will be made in the same proportions as the value in each variable investment option and the fixed rate option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 3%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 0.10%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. We will notify you of a 61-day grace period, within which time you may repay all or enough of the loan to obtain a positive cash surrender value and thus keep the Contract in-force. If the Contract lapses or is surrendered, the amount of unpaid Contract debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income which we are required to report to the Internal Revenue Service. See LAPSE AND REINSTATEMENT, page 36 and Tax Treatment of Contract Benefits — Pre-Death Distributions, page 37.

Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Contract’s crediting rate. Distributions are subject to income tax. Were the Internal Revenue Service to take this position, Pruco Life of New Jersey would take reasonable steps to attempt to avoid this result, including modifying the Contract’s loan provisions, but cannot guarantee that such efforts would be successful.

A loan will not cause the Contract to lapse as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment of Contract Benefits, page 37.

Any Contract debt will directly reduce a Contract’s cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment option you designate or the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

Withdrawals

Under certain circumstances, you may withdraw a portion of the Contract’s cash surrender value without surrendering the Contract. The withdrawal amount is limited by the requirement that the net cash value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the Contract Fund deductions for two monthly dates following the date of withdrawal. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 37.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount and a reduction in the supplemental insurance amount. If a decrease in basic insurance amount reduces a coverage segment below its surrender charge threshold, a surrender charge may be deducted. See CHARGES AND EXPENSES, page 17. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount or a supplemental insurance amount of less than the minimum supplemental insurance amount. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 25. It is important to note, however, that if the basic insurance amount and/or the supplemental insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Before making any withdrawal which causes a decrease in basic insurance amount and/or supplemental insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative. See Tax Treatment of Contract Benefits, page 37.

Currently, when you request a transaction which causes a decrease in basic insurance amount and/or supplemental insurance amount resulting in a Contract that is classified as a Modified Endowment Contract, we will provide an authorization form. The authorization form will confirm that you are aware that the Contract will become a Modified Endowment Contract if the transaction is completed. When we receive that properly completed form in a Service Office, we will complete the transaction and send a confirmation notice.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash surrender value withdrawn, the withdrawal fee, and any surrender charge. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise. Withdrawal of any portion of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in-force under the Limited No-Lapse Guarantee, since withdrawals decrease your Accumulated Net Payments. See Limited No-Lapse Guarantee, page 30.

Generally, Pruco Life of New Jersey will pay any withdrawn portion of cash surrender value or withdrawal amount within seven days after all the documents required for such a payment are received at a Service Office. With respect to the amount of any withdrawn portion of the cash surrender value allocated to the fixed rate option, Pruco Life of New Jersey expects to pay the withdrawn portion of cash surrender value promptly upon request. However, Pruco Life of New Jersey has the right to delay payment of such withdrawn amounts for up to six months (or a shorter period if required by applicable law). Pruco Life of New Jersey will pay interest of at least 3% a year if it delays such a payment for 30 days or more (or a shorter period if required by applicable law).

A Contract returned during the “free-look” period shall be deemed void from the beginning, and not considered a surrender or withdrawal.

LAPSE AND REINSTATEMENT

Pruco Life of New Jersey will determine the value of the Contract Fund on each Monthly date. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the Limited No-Lapse Guarantee, assuming there are no outstanding loans. See Limited No-Lapse Guarantee, page 30. Separately, if the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Pruco Life of New Jersey will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default. This payment must be received at a Service Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses with an outstanding Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 37.

A Contract that ended in default may be reinstated within five years after the date of default, if the following conditions are met:

(1)  a request for reinstatement must be received in Good Order.
(2)  any required evidence of insurability is provided on the insured.
(3)  submission  of  certain  payments  sufficient  to bring the  Contract  up to date  plus a premium  that we estimate will cover all charges and deductions for the next three months; and
(4)  any Contract  debt with  interest to date is restored or paid back.  If the Contract  debt is restored and the debt with interest would exceed the loan value of the reinstated  Contract,  the excess must be paid to us before reinstatement.

The reinstatement date will be the Monthly date that coincides with or next follows the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

TAXES

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own tax adviser for complete information and advice.

Treatment as Life Insurance. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract’s investments. For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of death benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract’s death benefit may increase as the Contract Fund value increases. The death benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable attained age factor. A listing of attained age factors can be found on your Contract Data pages.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the death benefit. In addition, there is a minimum ratio of death benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation Test. Therefore, the death benefit required under this test is generally lower than that of the Cash Value Accumulation Test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured’s age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. You should consult your own tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

o    you will not be taxed on the growth of the funds in the Contract,  unless you receive a distribution  from the Contract, or if the Contract lapses or is surrendered, and

o    the Contract's death benefit will generally be income tax free to your  beneficiary.  However,  your death benefit may be subject to estate taxes.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes — which will be applied uniformly to all Contract owners after advance written notice — that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death Distributions. The tax treatment of any distribution you receive before the insured’s death depends on whether the Contract is classified as a Modified Endowment Contract.

   Contracts Not Classified as Modified Endowment Contracts.

o    If you  surrender  the  Contract  or allow it to lapse,  you will be taxed on the  amount  you  receive in excess of the  premiums  you paid less the  untaxed  portion of any prior  withdrawals.  For this purpose,  you will be treated as receiving any portion of the cash surrender  value used to repay
     Contract  debt. In other words,  you will  immediately  have taxable income to the extent of gain in the  Contract.  Reinstatement  of the  Contract  after  lapse will not  eliminate  the taxable income which we are  required to report to the Internal  Revenue  Service.  The tax  consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

o    Generally,  you will be taxed on a  withdrawal  to the extent the amount you receive  exceeds the premiums you paid for the  Contract  less the untaxed  portion of any prior  withdrawals.  However,  under some  limited  circumstances,  in the first 15 Contract  years,  all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total  premiums  paid less the untaxed  portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

o    Extra  premiums for optional  benefits and riders  generally do not count in computing  the premiums  paid for the Contract for the purposes of determining whether a withdrawal is taxable.

o    Loans you take against the Contract are ordinarily  treated as debt and are not  considered  distributions subject  to tax.  However,  you  should  know  that the  Internal  Revenue  Service  may take the position that the preferred  loan should be treated as a  distribution  for tax purposes  because of the  relatively  low  differential  between the loan  interest rate and  Contract's  crediting rate.  Were the Internal  Revenue  Service to take this position,  Pruco Life of New Jersey would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

   Modified Endowment Contracts.

o    The rules change if the Contract is classified as a Modified  Endowment  Contract.  The Contract  could be classified as a Modified  Endowment  Contract if premiums in amounts that are too large are paid or a decrease in the basic insurance  amount and/or the  supplemental  insurance  amount is made
     (or a rider  removed).  The  addition of a rider or an increase  in the basic  insurance  amount and/or the  supplemental  insurance  amount may also cause the  Contract to be  classified  as a
     Modified  Endowment  Contract if a significant  premium is paid in conjunction  with an increase or the addition of a rider.  You should  first  consult a tax adviser and your Pruco Life of New
     Jersey representative if you are contemplating any of these steps.

o    If the  Contract is  classified  as a Modified  Endowment  Contract,  then  amounts you receive  under the
     Contract before the insured's  death,  including loans and  withdrawals,  are included in income to the extent that the Contract  Fund before  surrender  charges  exceeds the premiums  paid for the Contract  increased by the amount of any loans previously  included in income and reduced by any untaxed  amounts  previously  received  other than the amount of any loans  excludible  from income.  An  assignment  of a Modified  Endowment  Contract  is  taxable in the same way.  These rules also apply to pre-death  distributions,  including loans and assignments,  made during the two-year period before the time that the Contract became a Modified Endowment Contract.

o    Any taxable income on pre-death  distributions  (including full  surrenders) is subject to a penalty of 10 percent  unless  the  amount  is  received  on or after age 59 1/2,  on  account  of your  becoming disabled or as a life  annuity.  It is presently  unclear how the penalty tax  provisions  apply to Contracts owned by businesses.

o    All  Modified  Endowment  Contracts  issued by us to you during the same  calendar  year are  treated as a single Contract for purposes of applying these rules.

Investor Control. Treasury Department regulations do not provide specific guidance concerning the extent to which you may direct your investment in the particular variable investment options without causing you, instead of Pruco Life of New Jersey, to be considered the owner of the underlying assets. Because of this uncertainty, Pruco Life of New Jersey reserves the right to make such changes as it deems necessary to assure that the Contract qualifies as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made with such notice to affected Contract owners as is feasible under the circumstances.

Withholding.     You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

DISTRIBUTION AND COMPENSATION

Pruco Securities, LLC (“Prusec”), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contract. Prusec, organized in 2003 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (Prusec is a successor company to Pruco Securities Corporation, established in 1971.) Prusec’s principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prusec retained no commissions during the past three years for serving as principal underwriter of the variable insurance contracts issued by Pruco Life of New Jersey.

The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so.

Commissions are paid to broker-dealers that are registered under the Exchange Act and/or entities that are exempt from such registration (“firms”) according to one or more schedules. The individual representative will receive all or a portion of the compensation, depending on the practice of the firm. Prusec passes through 100% of commissions to its registered representatives. For more information, see DISTRIBUTION AND COMPENSATION in the Statement of Additional Information to this prospectus.

In addition, in an effort to promote the sale of our products (which may include the placement of our Contracts on a preferred or recommended company or product list and / or access to a broker-dealer’s registered representatives), we or Prusec may enter into compensation arrangements with certain broker-dealer firms or branches of such firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and / or administrative and / or other services they provide to us or our affiliates. To the extent permitted by NASD rules and other applicable laws and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

While compensation is generally taken into account as an expense in considering the charges applicable to a variable life insurance product, any such compensation will be paid by us, and will not result in any additional charge to you or to the separate account. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

LEGAL PROCEEDINGS

We are subject to legal and regulatory actions in the ordinary course of our business, including class actions. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to us and that are typical of the businesses in which we operate. Class action and individual lawsuits involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duties to customers. We are also subject to litigation arising out of our general business activities, such as our investments and third party contracts. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

Pruco Life of New Jersey’s litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of Pruco Life of New Jersey in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on Pruco Life of New Jersey’s financial position.

ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS

The following tables (pages T1 through T4) show how a Contract’s death benefit and cash surrender values change with the investment experience of the Account. They are “hypothetical” because they are based, in part, upon several assumptions, which are described below. All three tables assume the following:

o    a  Contract  bought  by a 55 year old  male,  Preferred  non-smoker,  with no extra  risks or  substandard ratings.

o    a given premium amount is paid on each Contract anniversary and no loans are taken.

o    maximum contractual  charges,  before any fee waivers,  reimbursement of expenses,  or expense reductions, if any, have been made since issue.

o    the Contract  Fund has been  invested in equal  amounts in each of the  31 portfolios  of the Funds and no portion of the Contract Fund has been allocated to the fixed-rate option.

The first table (page T1) assumes: (1) a Type A (fixed) Contract has been purchased, (2) a $995,000 basic insurance amount, a $5,000 supplemental insurance amount, and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.

The second table (page T2) assumes: (1) a Type B (variable) Contract has been purchased, (2) a $995,000 basic insurance amount, a $5,000 supplemental insurance amount, and no riders have been added to the Contract, and (3) a Guideline Premium Test has been elected for definition of life insurance testing.

The third table (page T3) assumes: (1) a Type B (variable) Contract has been purchased, (2) a $995,000 basic insurance amount, a $5,000 supplemental insurance amount, and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.

The fourth table (page T4) assumes: (1) a Type C (return of premium) Contract has been purchased with premiums accumulating at 6%, (2) a $995,000 basic insurance amount, a $5,000 supplemental insurance amount, and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.

Finally, there are three assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other two assumptions are that investment performance will be at a uniform gross annual rate of 6% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and cash surrender values would be different from those shown if investment returns averaged 0%, 6%, and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column in the following tables shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next three columns show the death benefit payable in each of the years shown for the three different assumed investment returns. The last three columns show the cash surrender value payable in each of the years shown for the three different assumed investment returns. The cash surrender values in the first five years reflect the surrender charges that would be deducted if the Contract were surrendered in those years.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 31 portfolios of 1.10%, and the daily deduction from the Contract Fund of 0.45% per year. Assuming maximum charges, gross returns of 0%, 6%, and 12% are the equivalent of net returns of -1.55%, 4.45% and 10.45%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 1.10% and will depend on which variable investment options are selected. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Funds and under the Contract.

The Contract allows you to invest your net premium dollars in a variety of professionally managed funds. Fluctuating investment returns in these funds, together with the actual pattern of your premium payments, our Contract charges, and any loans and withdrawals you may make will generate different Contract values than those illustrated, even if the averages of the investment rates of return over the years were to match those illustrated. Because of this, we strongly recommend periodic Contract reviews with your Pruco Life of New Jersey representative. Reviews are an excellent way to monitor the performance of the Contract against your expectations and to identify adjustments that may be necessary.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 55 year old man using maximum charges, may be useful for a 55 year old man, but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life of New Jersey representative can provide you with a hypothetical illustration using current charges for your own age, sex, and rating class.

ADDITIONAL INFORMATION

Pruco Life of New Jersey has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephoning (800) SEC-0330, upon payment of a prescribed fee.

To reduce costs, we now generally send only a single copy of prospectuses and shareholder reports to each household (“householding”), in lieu of sending a copy to each contract owner that resides in the household. You should be aware that you can revoke or “opt out” of householding at any time by calling 1-877-778-5008.

Further information may also be obtained from Pruco Life of New Jersey. Its address and telephone number are set forth on the inside front cover of this prospectus.

DEFINITIONS OF SPECIAL TERMS

USED IN THIS PROSPECTUS

Accumulated  Net Payments - The actual premium  payments you make,  accumulated at an effective  annual rate of 4%, less any withdrawals you make, also accumulated at an effective annual rate of 4%.

attained  age - The  insured's  age on the  Contract  date plus the number of years  since then.  For any  coverage segment  effective  after the Contract date,  the insured's  attained age is the issue age of that segment plus the length of time since its effective date.

basic insurance amount - An amount of life insurance as shown in the Contract, not including riders.

cash  surrender  value - An amount  payable to the Contract  owner upon  surrender of the Contract.  It is equal to the Contract Fund minus any Contract debt and minus any applicable surrender charge.

Contract - The variable universal life insurance policy described in this prospectus.

Contract anniversary - The same date as the Contract date in each later year.

Contract date - The date the Contract is effective, as specified in the Contract.

Contract debt - The principal amount of all outstanding loans plus any interest accrued thereon.

Contract  Fund - The  total  amount  credited  to a  specific  Contract.  On any date it is equal to the sum of the amounts  in all the  variable  investment  options  and the fixed  rate  option,  and the  principal  amount of any
Contract debt plus any interest earned thereon.

Contract  owner - You.  Unless a  different  owner is named in the  application,  the owner of the  Contract is the insured.

coverage  segment - The basic insurance  amount and the  supplemental  insurance  amount at issue are the first two coverage  segments.  For each  increase,  a new  coverage  segment is created for the amount of the  increase.  See
Increases in Insurance Amount, page 32.

Contract year - A year that starts on the Contract date or on a Contract anniversary.  For any coverage segment  representing  an increase,  "Contract  year" is a year that starts on the  effective  date of the increase
(referred to as "Target year" in the Contract).  See Increases in Insurance Amount, page 32.

death  benefit - If the  Contract is not in default,  this is the amount we will pay upon the death of the insured, assuming no Contract debt.

fixed rate option - An  investment  option under which  interest is accrued  daily at a rate that Pruco Life of New
Jersey  declares periodically, but not less than an effective annual rate of 3%.

Funds - Mutual funds with separate  portfolios.  One or more of the available  Fund  portfolios may be chosen as an underlying investment for the Contract.

Good Order - An instruction  received at our Service  Office  utilizing  such forms,  signatures,  and dating as we require,  which is  sufficiently  clear and  complete and for which we do not need to exercise  any  discretion  to follow such instructions.

Limited  No-Lapse  Guarantee - Sufficient  premium  payments,  on an  accumulated  basis,  will guarantee that your
Contract  will not lapse and a death  benefit will be paid upon the death of the insured,  regardless of investment experience and assuming no loans.  See Limited No-Lapse Guarantee, page 30.

Limited  No-Lapse  Guarantee  Premiums - Premiums that, if paid at the beginning of each Contract year, will keep a
Type A or Type B Contract  in-force  until the insured's age 80, or if later,  during the first 10 Contract  years, regardless of investment performance and assuming no loans or withdrawals.

Monthly date - The Contract date and the same date in each subsequent month.

Pruco Life  Insurance  Company of New Jersey - Us, we, our,  Pruco Life of New Jersey.  The  company  offering  the
Contract.

Sales Load Target  Premium - A premium that is used to determine  sales load based on issue age and rating class of the insured, and any extra risk charges or riders, if applicable.

separate  account - Amounts under the Contract that are  allocated to the variable  investment  options are held by us in a separate  account called the Pruco Life of New Jersey Variable  Appreciable  Account (the  "Account").  The
separate account is set apart from all of the general assets of Pruco Life Insurance Company of New Jersey.

Short-Term  No-Lapse  Guarantee  Premiums -Premiums that, if paid at the beginning of each Contract year, will keep the Contract  in-force  during the first 10 Contract  years  regardless of investment  performance  and assuming no loans or withdrawals.

supplemental insurance amount - An additional insurance amount on the life of the insured.

valuation  period - The period of time from one  determination  of the value of the amount  invested  in a variable investment  option to the next.  Such  determinations  are made when the net asset values of the  portfolios of the
Funds are calculated,  which would be as of the close of regular trading on the New York Stock Exchange  (generally
4:00 p.m. Eastern time).

variable  investment  options - The portfolios of the mutual funds available under this Contract,  whose shares are held in the separate account.

you - The owner of the Contract.

To Learn More About MPremierSM VUL

To learn more about the MPremierSMVUL variable universal life policy, you can request a copy of the Statement of Additional Information (“SAI”), dated October 15, 2004, or view it online at www.prudential.com. See the Table of Contents of the SAI below.

TABLE OF CONTENTS OF THE

STATEMENT OF ADDITIONAL INFORMATION

The SAI is legally a part of this prospectus, both of which are filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, Registration No. 333-109284. All of these filings can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at (202) 942-8090. The SEC also maintains a Web site (http://www.sec.gov) that contains the MPremierSM VUL SAI, material incorporated by reference, and other information about Pruco Life of New Jersey. Copies of these materials can also be obtained, upon payment of duplicating fees, from the SEC’s Public Reference Section, 450 5th Street N.W., Washington, D.C. 20549-0102.

You can call us at 1-800-782-5356 to ask us questions, request information about the Contract, and obtain copies of the Statement of Additional Information, personalized illustrations, or other documents. You can also view the Statement of Additional Information at www.prudential.com, or write to us at:

Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, New Jersey  07102-2992

Investment Company Act of 1940: Registration No. 811-5826.

PART B:

STATEMENT OF ADDITIONAL INFORMATION

Pruco Life of New Jersey Variable Appreciable Account
Pruco Life Insurance Company of New Jersey

                                                         MPremierSM VUL

                                          VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

This Statement of Additional Information is not a prospectus. Please review the Prospectus, which contains information concerning the Contracts described above. You may obtain a copy of the Prospectus without charge by calling us at 1-800-782-5356. You can also view the Statement of Additional Information located with the Prospectus at www.prudential.com, or request a copy by writing to us.

The defined terms used in this Statement of Additional Information are as defined in the Prospectus.

                                           Pruco Life Insurance Company of New Jersey
                                                     213 Washington Street
                                                    Newark, New Jersey 07102

The Date of this Statement of Additional Information and of the related Prospectus is October 15, 2004.

GENERAL INFORMATION AND HISTORY

Description of Pruco Life Insurance Company of New Jersey

Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) is a stock life insurance company, organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities only in the states of New Jersey and New York. Pruco Life of New Jersey’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

Control of Pruco Life Insurance Company of New Jersey

Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company for financial services businesses offering a wide range of insurance, investment management, and other financial products and services. The principal Executive Office each of Prudential and Prudential Financial is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777.

As Pruco Life of New Jersey’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life of New Jersey and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life of New Jersey may owe under the contract or policy.

State Regulation

Pruco Life of New Jersey is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of the New York State Insurance Department.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with New Jersey and other jurisdictions, a separate statement with respect to the operations of all of its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Records

We maintain all records and accounts relating to the Account at our Home Office. As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.

Services and Third Party Administration Agreements

Pruco Life of New Jersey and Prudential have entered into a Service Agreement pursuant to which Prudential furnishes to Pruco Life of New Jersey various services, including preparation, maintenance, and filing of accounts, books, records, and other documents required under federal or state law, and various other accounting, administrative, and legal services, which are customarily performed by the officers and employees of Prudential. Pruco Life of New Jersey reimburses Prudential for its costs in providing such services. Under this Agreement, Pruco Life of New Jersey has reimbursed Prudential $66,686,211 in 2003, $63,004,185 in 2002, and $41,687,725 in 2001.

Pruco Life of New Jersey and Prudential have entered into an agreement under which Prudential furnishes Pruco Life of New Jersey the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account, Prudential’s retained asset settlement option. Pruco Life of New Jersey transfers to Prudential an amount equal to the amount of the death claim, and Prudential establishes a retained asset settlement option for the beneficiary within its General Account and makes all payments necessary to satisfy such obligations. As soon as the Pruco Life of New Jersey death claim is processed, the beneficiaries are furnished with an information kit that describes the settlement option and a check book on which they may write checks. Pruco Life of New Jersey pays no fees or other compensation to Prudential under this agreement.

Pruco Life of New Jersey and Prudential entered into a Reinsurance Agreement under which Pruco Life of New Jersey may offer and Prudential may accept reinsurance of life insurance benefits in excess of stated limits of retention.

Pruco Life of New Jersey and Prudential entered into an administrative agreement with First Tennessee Bank National Association (“First Express”), in which First Express provides remittance processing expertise and research and development capabilities providing Pruco Life of New Jersey and Prudential with the benefits of remittance processing, improved quality, increased productivity, decreased costs, and improved service levels. Fees for such services vary monthly, depending on the number of remittances and processing methods used for varying types of remittance. Under this Agreement, First Express received $3,729,173 in 2003, $4,400,848 in 2002, and $4,500,284 in 2001 from Pruco Life of New Jersey and Prudential for services rendered. First Tennessee Bank National Association’s principal business address is 165 Madison Avenue, Memphis, Tennessee 38103. A chart showing fees that Pruco Life of New Jersey and Prudential pay for remittance processing is shown below.

-------------------------------------------------------------------------------------------------------------
                                         Remittance Processing Fees
-------------------------------------------------------------------------------------------------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Total # of remittances per month                         Less than        4,500,001 to       Greater than
                                                         4,500,000          5,600,000          5,600,000
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Power Encode and single item payments                      $.0906            $.0869             $.0817
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Multiple item payments                                     $.1614            $.1408             $.1323
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Unprocessable payments                                     $.0900            $.0900             $.0900
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Express mail payments                                       $.40              $.40               $.40
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Cash payments                                              $1.25              $1.25              $1.25
----------------------------------------------------- ----------------- ------------------ ------------------

INITIAL PREMIUM PROCESSING

In general, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of the Contract Date and the date we receive the premium.

Upon receipt of a request for life insurance from a prospective owner, Pruco Life of New Jersey will follow certain insurance underwriting (i.e. evaluation of risk) procedures designed to determine whether the proposed insured is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Contract cannot be issued until this underwriting procedure has been completed.

These processing procedures are designed to provide temporary life insurance coverage to every prospective owner who pays the minimum initial premium at the time the request for coverage is submitted, subject to the terms of the Limited Insurance Agreement. Since a Contract cannot be issued until after the underwriting process has been completed, we will provide temporary life insurance coverage through use of the Limited Insurance Agreement. This coverage is for the total death benefit applied for, up to the maximum described by the Limited Insurance Agreement.

The Contract Date is the date as of which the insurance age of the proposed insured is determined. It represents the first day of the Contract year and the commencement of the suicide and contestable periods for purposes of the basic insurance amount.

If the minimum initial premium is received on or before the Contract is issued, the premium will be applied as of the Contract date. If an unusual delay is encountered in the underwriting procedure (for example, if a request for further information is not met promptly), the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the initial premium paid is less than the minimum initial premium, the Contract Date will be determined as described above. Upon receipt of the balance of the minimum initial premium, the total premiums received will be applied as of the date that the minimum initial premium was satisfied.

If the minimum initial premium is received after the Contract Date, it will be applied as of the date of receipt.

There is one principal variation from the foregoing procedure. If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted from the initial premium.

ADDITIONAL INFORMATION ABOUT

OPERATION OF CONTRACTS

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. Employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

How a Type A (Fixed) Contract’s Death Benefit Will Vary

There are three types of death benefit available under the Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit; and (3) Type C, a return of premium death benefit. A Type C (return of premium) death benefit generally varies by the amount of premiums paid, a Type B (variable) death benefit varies with investment performance, and a Type A (fixed) death benefit does not vary unless it must be increased to comply with the Internal Revenue Code’s definition of life insurance.

Under the Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount, before the reduction of any Contract debt plus the supplemental insurance amount. If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life of New Jersey will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

Assuming no Contract debt, the death benefit of a Type A (fixed) Contract will always be the greater of:

(1)	the basic insurance amount plus the supplemental insurance amount; and

(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

                                                  Type A (Fixed) Death Benefit
------------------------------------------- -----------------------------------------------------------------------------------
                    IF                                                             THEN
------------------------------------------- -----------------------------------------------------------------------------------
                        and the Contract      the attained age    the Contract Fund multiplied by the   and the Death Benefit
 the insured is age          Fund is            factor is**              attained age factor is                   is
---------------------- -------------------- --------------------- ------------------------------------- -----------------------

         40                 $ 25,000                3.57                         89,250                        $250,000
         40                 $ 75,000                3.57                        267,750                        $267,750*
         40                 $100,000                3.57                        357,000                        $357,000*
---------------------- -------------------- --------------------- ------------------------------------- -----------------------
---------------------- -------------------- --------------------- ------------------------------------- -----------------------

         60                 $ 75,000                1.92                        144,000                        $250,000
         60                 $125,000                1.92                        240,000                        $250,000
         60                 $150,000                1.92                        288,000                        $288,000*
---------------------- -------------------- --------------------- ------------------------------------- -----------------------

         80                 $150,000                1.26                        189,000                        $250,000
         80                 $200,000                1.26                        252,000                        $252,000*
         80                 $225,000                1.26                        283,500                        $283,500*
---------------------- -------------------- --------------------- ------------------------------------- -----------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
-------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $288,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.92. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Limited No-Lapse Guarantee.

How a Type B (Variable) Contract’s Death Benefit Will Vary

Under the Type B (variable) Contract, while the Contract is in-force, the death benefit will never be less than the basic insurance amount, before the reduction of any Contract debt plus the supplemental insurance amount, but will also vary immediately after it is issued, with the investment results of the selected investment options. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

Assuming no Contract debt, the death benefit of a Type B (variable) Contract will always be the greater of:

(1)	the basic insurance amount plus the supplemental insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

                                              Type B (Variable) Death Benefit
-------------------------------------------- ---------------------------------------------------------------------------------
                    IF                                                             THEN
-------------------------------------------- ---------------------------------------------------------------------------------
                         and the Contract      the attained age      the Contract Fund multiplied by        and the Death
 the insured is age          Fund is             factor is**           the attained age factor is            Benefit is
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         40                  $25,000                 3.57                         89,250                      $275,000
         40                  $75,000                 3.57                        267,750                      $325,000
         40                  $100,000                3.57                        357,000                      $357,000*
---------------------- --------------------- --------------------- ------------------------------------ ----------------------
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         60                  $ 75,000                1.92                        144,000                      $325,000
         60                  $125,000                1.92                        240,000                      $375,000
         60                  $150,000                1.92                        288,000                      $400,000
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         80                  $150,000                1.26                        189,000                      $400,000
         80                  $200,000                1.26                        252,000                      $450,000
         80                  $225,000                1.26                        283,500                      $475,000
---------------------- --------------------- --------------------- ------------------------------------ ----------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Limited No-Lapse Guarantee.

How a Type C (Return of Premium) Contract’s Death Benefit Will Vary

Under the Type C (return of premium) Contract, while the Contract is in-force, the death benefit will vary by the amount of premiums paid, less any withdrawals, both accumulated with interest at the rate(s) chosen by the Contract owner and shown in the Contract Data pages. The interest rate will range from 0% to 8%; in &frac12;% increments. The death benefit on a Type C Contract is limited to the basic insurance amount, the supplemental insurance amount, plus an amount equal to: the Contract Fund plus the Type C Limiting Amount (the sum of the initial basic insurance amount plus the supplemental insurance amount) multiplied by the Type C Death Benefit Factor, both located in the Contract Limitations section of your Contract. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Unlike Type A and Type B Contracts, the death benefit of a Type C Contract may be less than the basic insurance amount plus the supplemental insurance amount in the event total withdrawals are greater than total premiums paid.

Assuming no Contract debt, the Type C (return of premium) Contract will always be the lesser of:

(1)	the basic insurance amount plus the supplemental insurance amount plus the total premiums paid into the Contract less any withdrawals, both accumulated with interest at the rate(s) displayed in the Contract Data pages; and

(2)	the basic insurance amount and supplemental insurance amount plus the Contract Fund before deduction of any monthly charges due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor, both found in the Contract Limitations section of the Contract Data pages.

However, if the product of the Contract Fund, before any monthly charges, multiplied by the attained age factor is greater than either (1) or (2), described above, then it will become the death benefit.

A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type C (return of premium) Contract with a interest rate of 0% was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

                                          Type C (Return of Premium) Death Benefit
  ----------------------------------------------------------------------------------------------------------------------------------------
                                 IF                                                                 THEN
  ----------------------------------------------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------------------------------------------------------------------------------
                                        and the premiums paid less                         the Contract Fund
         the         and the Contract       any withdrawals is       the attained age      multiplied by the
       insured           Fund is                                       factor is**       attained age factor is  and the Death Benefit is
       is age
  ----------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------

        40               $25,000                 $15,000                  3.57                   89,250                 $265,000
        40               $75,000                 $60,000                  3.57                  267,750                 $310,000
        40               $100,000                $80,000                  3.57                  357,000                 $357,000*
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------

        60               $75,000                $ 60,000                  1.92                  144,000                 $310,000
        60               $125,000               $100,000                  1.92                  240,000                 $350,000
        60               $150,000               $125,000                  1.92                  288,000                 $375,000
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------

        80               $150,000               $125,000                  1.26                  189,000                 $375,000
        80               $200,000               $150,000                  1.26                  252,000                 $400,000
        80               $225,000               $175,000                  1.26                  283,500                 $425,000
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------
----------------------------------------------------------------------------------------------------------------------------------------

* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
----------------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the premiums paid less any withdrawals equals $80,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Limited No-Lapse Guarantee.

Reports to Contract Owners

Once each year, Pruco Life of New Jersey will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

UNDERWRITING PROCEDURES

When you express interest in obtaining insurance from us. When using the paper application, a registered representative completes a full application and submits it to our underwriting unit to commence the underwriting process. A registered representative may be an agent/broker who is a representative of Pruco Securities, LLC (“Prusec”), a broker dealer affiliate of Prudential, or in some cases, a broker dealer not directly affiliated with Prudential.

Once we receive the necessary information, which may include doctors’ statements, medical examinations from physicians or paramedical vendors, test results, and other information, we will make a decision regarding our willingness to accept the risk, and the price at which we will accept the risk. We will issue the insurance policy when the risk has been accepted and priced.

ADDITIONAL INFORMATION ABOUT CHARGES

Charges for Increases in Insurance Amount

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each coverage segment is equal to 9.75% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 4% of allocated premiums paid in excess of this amount for the first 10 Contract years; 3% thereafter.

ADDITIONAL INFORMATION ABOUT CONTRACTS IN DEFAULT

When your Contract is in default, no part of your Contract Fund is available to you. Consequently, you are not able to take any loans, partial withdrawals or surrenders, or make any transfers among the investment options. In addition, during any period in which your Contract is in default, you may not change the way in which subsequent premiums are allocated or increase the amount of your insurance by increasing the basic insurance amount and/or supplemental insurance amount of the Contract.

DISTRIBUTION AND COMPENSATION

Service Fees

Pruco Life of New Jersey and its affiliates may receive compensation from certain investment advisers, administrators, and/or distributors (and/or affiliates thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. There were no amounts paid as commissions to Prusec during the past three years for serving as principal underwriter of the variable insurance contracts issued by Pruco Life of New Jersey. We may also receive a portion of the 12b-1 fees, if any, and service fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.

Compensation

Pruco Securities, LLC (“Prusec”), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contract. Prusec (a successor company to Pruco Securities Corporation, established in 1971) organized in 2003, under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec is located at 751 Broad Street, Newark, New Jersey 07102-3777. Prusec retained no commissions during the past three years for serving as principal underwriter of the variable insurance contracts issued by Pruco Life of New Jersey.

The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so.

Commissions are paid to broker-dealers that are registered under the Exchange Act and/or entities that are exempt from such registration (“firms”) according to one or more schedules. The individual representative will receive all or a portion of the compensation, depending on the practice of the firm. Prusec passes through 100% of commissions to its registered representatives.

Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. The Contract may be sold through registered representatives of Prusec or other broker-dealers authorized by Prusec where applicable law allows.

        Generally, representatives will receive a commission of no more than:

(1)      50% of the premiums received in year one up to the first full Commissionable Target Premium;
(2)      11% of the premiums received in years two through 10 up to each year's full Commissionable Target Premium;
(3)      4.5% of the premiums received in years one through 10 in excess of each year's Commissionable Target Premium;
(4)      3% of the premiums received in years 11 and later.

        If the basic insurance amount is increased, representatives will generally receive a commission of no more than:

(1)      50% of the  premiums  received  in  year  one  following  the  effective  date  of an  increase  up to the  first  full
         Commissionable Target Premium for the increase;
(2)      11% of the premiums  received in years two through 10  following  the  effective  date of an increase up to each year's full Commissionable Target Premium for the increase;
(3)      4.5% of the premiums  received in years one through 10 following  the  effective  date of an increase in excess of each year's Commissionable Target Premium for the increase;
(4)      3% of the premiums received in years 11 and later following the effective date of an increase.

Moreover, trail commissions of up to 0.22% of an amount determined by averaging the Contract Fund less all outstanding loans as of the first and last day of each calendar quarter during Contract years four through 10 and 0.1% thereafter may be paid.

Alternative compensation schedules are available that provide a lower initial commission plus ongoing annual compensation based on all or a portion of Contract value. We may also provide compensation for providing ongoing service to Contract owners in relation to the Contract.

In addition, in an effort to promote the sale of our products (which may include the placement of our Contracts on a preferred or recommended company or product list and / or access to a broker-dealer’s registered representatives), we or Prusec may enter into compensation arrangements with certain broker-dealer firms or branches of such firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and / or administrative and / or other services they provide to us or our affiliates. To the extent permitted by NASD rules and other applicable laws and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

EXPERTS

The financial statements of Pruco Life of New Jersey as of December 31, 2003 and 2002 for each of the three years in the period ended December 31, 2003 and the financial statements of the Pruco Life of New Jersey Variable Appreciable Account as of December 31, 2003 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this Statement of Additional Information have been examined by Pamela A. Schiz, MAAA, FSA, Vice President and Actuary of Prudential, whose opinion is filed as an exhibit to the registration statement.

PERFORMANCE DATA

Average Annual Total Return

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission (“SEC”). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term “charges” for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of a specified period to the ending redeemable value at the end of the period according to the following formula:

P(1+T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

Non-Standard Total Return

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as “hypothetical performance data”). Standard and non-standard average annual return calculations include the mortality and expense risk charge under the Contract, but do not reflect other life insurance contract charges (sales, administration, and actual cost of insurance) nor any applicable surrender or lapse charges, which would significantly lower the returns. Information stated for any given period does not indicate or represent future performance.

Money Market Subaccount Yield

The “total return” figures for the Money Market Subaccount are calculated using historical investment returns of the Money Market Portfolio of The Prudential Series Fund, Inc. as if MPremierSM VUL had been investing in that subaccount during a specified period. Fees associated with the Series Fund are reflected; however, all fees, expenses, and charges associated with MPremierSM VUL are not reflected.

The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of a specified period, subtracting a hypothetical charge reflecting deductions from Contract owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%. The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

Effective Yield = ([base period return + 1] 365/7)-1.

The yields on amounts held in the Money Market Subaccount will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.

FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the financial statements of Pruco Life of New Jersey, which should be considered only as bearing upon the ability of Pruco Life of New Jersey to meet its obligations under the Contracts.

PART C:

OTHER INFORMATION

Item 27. EXHIBITS
Exhibit number	Description of Exhibit
(a)	Board of Directors Resolution:
(i) Resolution of Board of Directors of Pruco Life Insurance Company of New Jersey establishing the Pruco Life of New Jersey Variable Appreciable Account. (Note 2)
(ii) Amendment of Separate Account Resolution. (Note 5)
(b)	Not Applicable.
(c)	Underwriting Contracts:
(i) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey. (Note 2)
(ii) Proposed form of Agreement between Pruco Securities, LLC and independent brokers with respect to the Sale of the Contracts. (Note 4)
(d)	Contracts:
(i) Variable Universal Life Insurance Contract - Type A & B Death Benefit. (Note 1)
(ii) Variable Universal Life Insurance Contract - Type C Death Benefit. (Note 1)
(iii) Rider for Insured's Accidental Death Benefit. (Note 6)
(iv) Rider for Insured's Total Disability Benefit. (Note 6)
(v) Rider for Level Term Insurance Benefit on Dependent Children. (Note 6)
(vi) Rider for Level Term Insurance Benefit on Dependent Children - From Conversions. (Note 6)
(vii) Rider for Settlement Options to Provide Acceleration of Death Benefits. ORD 87241-91-NY (Note 7)
(e)	Application:
(i) Application for Variable Universal Life Insurance Contract. (Note 13)
(ii) Supplement to the Application for Variable Universal Life Insurance Contract. (Note 1)
(f)	Depositor's Certificate of Incorporation and By-Laws:
(i) Articles of Incorporation of Pruco Life Insurance Company of New Jersey, as amended March 11, 1983. (Note 2)
(ii) Certificate of Amendment of the Articles of Incorporation of Pruco Life Insurance Company of New Jersey, February 12, 1998. (Note 3)
(iii) By-laws of Pruco Life Insurance Company of New Jersey, as amended August 4, 1999. (Note 4)
(g)	Not applicable.
(h)	Not applicable.
(i)	Administrative Contracts:
(i) Service Agreement between Prudential and First Tennessee Bank National Association. (Note 8)
(j)	Powers of Attorney:
(i) William J. Eckert, IV, David R. Odenath, Jr. (Note 9)
(ii) James J. Avery, Jr. (Note 10)
(iii) Ronald P. Joelson (Note 11)
(iv) Vivian L. Banta, Richard J. Carbone, Helen M. Galt (Note 12)
(k)	Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered. (Note 14)
(l)	Opinion and Consent of Pamela A. Schiz, FSA, MAAA, as to actuarial matters pertaining to the representation of the illustrations and the Depositor's administrative procedures. (Note 14)
(m)	Calculation. (Note 14)
(n)	Consent of PricewaterhouseCoopers LLP, independent accountants. (Note 14)
(o)	None.
(p)	Not applicable.
(q)	Redeemability Exemption:
(i) Memoradum describing Pruco Life Insurance Company of New Jersey's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 1)

(Note 1)  Filed herewith.
(Note 2)  Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89780, filed April 28, 1997 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 3)  Incorporated by reference to Post-Effective Amendment No. 12 for Form S-1, Registration No. 33-20018, filed April 19, 1999 on behalf of the Pruco Life of New Jersey Variable Contract real Property Account.
(Note 4)  Incorporated by reference to Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 5)  Incorporated by reference to Form S-6, Registration No. 333-94115, filed January 5, 2000 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 6)  Incorporated by reference to Form S-6, Registration No. 333-49334, filed November 3, 2000 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 7)  Incorporated by reference to Post-Effective Amendment No. 24 to Form S-6, Registration No. 2-81242, filed April 29, 1997 on behalf of the Pruco Life of New Jersey Variable Insurance Account.
(Note 8)  Incorporated by reference to Post-Effective Amendment No. 5 to Form S-6, Registration No. 333-49334, filed April 22, 2003 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 9)  Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6, Registration No. 333-49334, filed February 8, 2001 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 10)  Incorporated by reference to Post-Effective Amendment No. 10 to Form S-1, Registration No. 33-20018, filed April 9, 1998 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(Note 11)  Incorporated by reference to Post-Effective Amendment No. 14 to Form S-1, Registration No. 33-20018, filed April 10, 2001 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(Note 12)  Incorporated by reference to Post-Effective Amendment No. 5 to Form S-6, Registration No. 333-85117, filed June 28, 2001 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 13)  Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6, Registration No. 333-112809, filed April 16, 2004 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 14)  To be filed by Pre-Effective Amendment.

Item 28. Directors and Major Officers of Pruco Life of New Jersey

The directors and major officers of Pruco Life of New Jersey, listed with their principal occupations during the past 5 years, are shown below.

DIRECTORS OF PRUCO LIFE OF NEW JERSEY

JAMES J. AVERY, JR., Vice Chairman and Director – President, Prudential Individual Life Insurance since 1998; prior to 1998.

VIVIAN L. BANTA, Chairman, and Director –Vice Chairman, Insurance Division, Prudential Financial since 2002; 2000 to 2002: Executive Vice President, Individual Financial Services, U.S. Consumer Group; prior to 2000: Consultant, Individual Financial Services.

RICHARD J. CARBONE, Director – Senior Vice President and Chief Financial Officer, Prudential Financial since 1997.

HELEN M. GALT, Director – Company Actuary, Prudential since 1993.

RONALD P. JOELSON, Director – Senior Vice President, Prudential Asset, Liability and Risk Management since 1999.

ANDREW J. MAKO, President and Director – Vice President, Finance, Insurance Division, Prudential Financial since 1999.

DAVID R. ODENATH, JR., Director – President, Prudential Annuities, since 2003; prior to 2003: President, Prudential Investments.

OFFICERS WHO ARE NOT DIRECTORS

C.   EDWARD CHAPLIN, Treasurer – Senior Vice President and Treasurer, Prudential since 2000; prior to 2000, Vice President and Treasurer, Prudential.

THOMAS F. HIGGINS, Senior Vice President – Vice President, Annuity Services, Prudential Individual Financial Services since 1999.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary – Chief Counsel, Variable Products, Prudential Law Department since 1995.

MELODY C. MCDAID, Senior Vice President – Vice President and Site Executive, Prudential Financial Services Customer Service Office since 1995.

ESTHER H. MILNES, Senior Vice President – Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999.

JAMES M. O'CONNOR, Senior Vice President and Actuary – Vice President, Guaranteed Products since 2001; prior to 2000: Corporate Vice President, Guaranteed Products, Prudential Retirement.

SHIRLEY H. SHAO,Senior Vice President and Chief Actuary – Vice President and Actuary, Prudential since 1996.

WILLIAM J. ECKERT, IV, Vice President and Chief Accounting Officer – Vice President, Insurance Division, Prudential Financial since 2002; 2000 to 2002: Vice President and IFS Controller, Prudential Enterprise Financial Management; prior to 2000: Vice President and Individual Life Controller, Prudential Enterprise Financial Management.

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

See Annual Report on Form 10-K of Prudential Financial, Inc., File No. 001-16707 filed March 10, 2004.

Item 30. Indemnification

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability, which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.

New Jersey, being the state of organization of Pruco Life of New Jersey, permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Pruco Life of New Jersey’s By-law, Article V, which relates to indemnification of officers and directors, is filed as Exhibit 1.A.(6)(c) to Form S-6, Registration No. 333-85117, filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

Pruco Securities Corporation (“Prusec”), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contract. Prusec, organized in 2003 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec’s principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prusec retained no commissions during the past three years for serving as principal underwriter of the variable insurance Contracts issued by Pruco Life of New Jersey. Prusec passes through 100% commissions to its registered representatives.

The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than registered representatives of Prusec.

MANAGERS AND OFFICERS OF PRUCO SECURITIES, LLC ("PRUSEC")
Name and Principal Business Address	Position and Office With Depositor
John W. Greene (1)	Chairman of the Board, Manager
John G. Gordon (1)	President, manager, Chief Operating Officer
Clifford E. Kirsch (1)	Vice President, Chief Legal Officer, Secretary
Bernard Russo (1)	Vice President, Controller, Chief Financial Officer
Page H. Pennell (1)	Vice President, Chief Compliance Officer
Maryanne Ryan (2)	Vice President, Anti-Money Laundering Officer
John M. Howard (1)	Vice President, Manager
Priscilla Myers (1)	Vice President
Patrick L. Hynes (4)	Vice President
Michele Talafha (4)	Assistant Vice President
C. Edward Chaplin (2)	Vice President, Treasurer
Ralph Aquilera (1)	Assistant Controller
James J. Avery, Jr. (1)	Manager
Kevin B. Frawley (1)	Manager
David R. Odenath (3)	Manager
Judy A. Rice (3)	Manager
Martin Chotiner (1)	Assistant Controller
Raymond H. Goslin (1)	Assistant Controller
Janice Pavlou (1)	Assistant Controller
Valerie Simpson (1)	Assistant Controller
Paul F. Blinn (1)	Assistant Treasurer
Kathleen C. Hoffman (2)	Assistant Treasurer
Robert Montellione (1)	Assistant Treasurer
Patricia Christian (1)	Assistant Secretary
Mary Jo Reich (1)	Assistant Secretary
Thomas Castano (1)	Assistant Secretary
Kathleen Gibson (2)	Vice President, Assistant Secretary
Georgia T. Garnecki (2)	Assistant Secretary

(1)	213 Washington Street, Newark, NJ 07102
(2)	751 Broad Street, Newark, NJ 07102
(3)	100 Mulberry Street, Newark, NJ 07102
(4)	One New York Plaza, 11th Floor, New York, NY 10004

Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. The Contract may be sold through registered representatives of Prusec or other broker-dealers authorized by Prusec where applicable law allows.

        Generally, representatives will receive a commission of no more than:

(1)	50% of the premiums received in year one up to the first full Commissionable Target Premium;

(2)	11% of the premiums received in years two through 10 up to each year's full Commissionable Target Premium;

(3)	4.5% of the premiums received in years one through 10 in excess of each year's Commissionable Target Premium;

(4)	3% of the premiums received in years 11 and later.

        If the basic insurance amount is increased, representatives will generally receive a commission of no more than:

(1)	50% of the premiums received in year one following the effective date of an increase up to the first full Commissionable Target Premium for the increase;

(2)	11% of the premiums received in years two through 10 following the effective date of an increase up to each year's full Commissionable Target Premium for the increase;

(3)	4.5% of the premiums received in years one through 10 following the effective date of an increase in excess of each year's Commissionable Target Premium for the increase;

(4)	3% of the premiums received in years 11 and later following the effective date of an increase.

Moreover, trail commissions of up to 0.22% of an amount determined by averaging the Contract Fund less all outstanding loans as of the first and last day of each calendar quarter during Contract years four through 10 and 0.1% thereafter may be paid.

Item 32. Location of Accounts and Records

The Depositor, Pruco Life Insurance Company of New Jersey, is located at 213 Washington Street, Newark, New Jersey 07102-2992.

The Principal Underwriter, Pruco Securities, LLC, is located at 751 Broad Street, Newark, New Jersey 07102-3777.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Item 33. Management Services

Not applicable.

Item 34. Representation of Reasonableness of Fees

Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) represents that the fees and charges deducted under the Variable Appreciable Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life of New Jersey.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life of New Jersey Variable Appreciable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 29th day of July, 2004.

(Seal)

Pruco Life of New Jersey Variable Appreciable Account
(Registrant)

By: Pruco Life Insurance Company of New Jersey
(Depositor)

Attest:	/s/ Thomas C. Castano	By:	/s/ Andrew J. Mako
	Thomas C. Castano		Andrew J. Mako
	Assistant Secretary		President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 29th day of July, 2004.

Signature and Title

Signature and Title

/s/*__________________________
Vivian L. Banta
Chairman and Director

/s/*_________________________
William J. Eckert, IV
Vice President and Chief Accounting Officer

/s/*_________________________	*By: /s/ Thomas C. Castano
James J. Avery, Jr.	Thomas C. Castano
Director	(Attorney-in-Fact)

/s/*_________________________
Richard J. Carbone
Director

/s/*_________________________
Helen M. Galt
Director

/s/*_________________________
Ronald P. Joelson
Director

/s/*_________________________
David R. Odenath, Jr.
Director

EXHIBIT INDEX

Item 27.

(d) Contracts:	(i) Variable Universal Life Insurance Contract - Type A & B Death Benefit.
(ii) Variable Universal Life Insurance Contract - Type C Death Benefit.
(iv) Rider for Insured's Total Disability Benefit..

(e) Application:	(ii) Supplement to the Application for Variable Universal Life Insurance Contracts.

(q) Redeemability Exemption:	Memoradum describing Pruco Life Insurance Company of New Jersey's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii).